UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 26, 2012

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated July 25, 2012 announcing Turkcell’s Second Quarter 2012 results and Q2 2012 IFRS report.

TURKCELL ILETISIM HIZMETLERI

SECOND QUARTER 2012 RESULTS

“GROWTH MOMENTUM CONTINUES”

Content

HIGHLIGHTS
COMMENTS FROM THE CEO, SUREYYA CILIV	3

FINANCIAL AND OPERATIONAL REVIEW OF THE SECOND QUARTER 2012
FINANCIAL REVIEW OF TURKCELL GROUP	5
OPERATIONAL REVIEW IN TURKEY	8

OTHER DOMESTIC AND INTERNATIONAL OPERATIONS
ASTELIT	9
TURKCELL SUPERONLINE	10
FINTUR	10
TURKCELL GROUP SUBSCRIBERS	11

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	11

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	12

 Please note that all financial data is consolidated and comprises that of Turkcell IletisimHizmetleri A.S., (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”). All non-financial data is unconsolidated and comprises Turkcell only figures. The terms “we”, “us”, and “our” in this press release refer only to the Company, except in discussions of financial data, where such terms refer to the Group, and where context otherwise requires.
In this press release, a year-on-year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for June 30, 2012 refer to the same item as at June 30, 2011. For further details, please refer to our consolidated financial statements and notes as at and for June 30, 2012 which can be accessed via our web site in the investor relations section (www.turkcell.com.tr).

Please note that the Information and Communication Technologies Authority in Turkey is referred to as “the Telecommunications Authority” herein.

2

HIGLIGHTS OF THE SECOND QUARTER OF 2012

•	Turkcell Group continued its growth momentum in the second quarter of 2012, posting double-digit growth for the third consecutive quarter, as well as high single-digit EBITDA growth

o	Group revenues rose by 12.5% to TRY2,565 million (TRY2,279 million) achieving the historically highest second quarter revenue

o	Group EBITDA1 increased by 8.0% to TRY779 million (TRY721 million), while the Group EBITDA margin was at 30.4% (31.6%)

•	Turkcell Turkey’s revenues grew by 9% to TRY2,149 million (TRY1,975 million)

o	Turkcell Turkey registered growth in voice revenues2 of 6%, maintaining growth trend for the third consecutive quarter

o	Mobile broadband & services revenues rose 18% to TRY546 million (TRY462 million)

▪	In particular, mobile broadband revenues rose 44% to TRY240 million (TRY166 million)

▪	Overall, the share of mobile broadband and service revenues rose 2pp to 25% (23%)

•	Revenues of subsidiaries3 grew by 37% to TRY416 million (TRY304 million), while their contribution to the top line rose to 16% (13%)

•	EBITDA of subsidiaries3 improved by 55% to TRY136 million (TRY88 million), while their contribution to Group EBITDA rose to 18% (12%)

•
Group net income improved to TRY534 million from a net loss of TRY21 million in the second quarter of 2011 mainly due to one-off items, mostly due to fx loss and impairment charges in Belarus. (If we exclude one-off items, net income would be TRY472 million in Q211 while YoY growth would be 13%).

(1) EBITDA is a non-GAAP financial measure. See page 12 for the reconciliation of EBITDA to net cash from operating activities.
(2) Voice revenues include outgoing, incoming, roaming and other (comprising almost 2% of Turkcell Turkey) revenues.
(3)Including eliminations.

COMMENTS FROM CEO, SUREYYA CILIV

“Turkcell Group continued its double digit growth in the second quarter following a strong start to the year. Consolidated revenues rose by 13% year-on-year to TRY 2.6 billion, while EBITDA increased by 8% to TRY 779 million and net profit reached TRY 534 million. With this outstanding quarterly performance, Turkcell Group generated its historic highest second quarter and first half revenue.

Despite intense competition in the Turkish mobile communication market, our commitment to defending the subscriber base, plus successful initiatives to increase customer satisfaction led to net additions of 192 thousand subscribers in total to reach 34.7 million. In this quarter, our postpaid base increased by 536 thousand new subscribers. Meanwhile, Turkcell Turkey has increased the pace of overall growth, posting a year-on-year growth of 9%. This was driven by voice revenue growth of 6%, and by 44% rise in mobile broadband revenues.

Our investments for the quarter in our 3G and fiber broadband infrastructures paved the way for a higher-quality and enriched communication experience. And as part of our vision of spreading mobile broadband in Turkey, we continued to change the usage habits of our subscribers together with our Turkcell branded smartphones that form an important part of our rich smartphone portfolio. Recently, we have introduced the new Turkcell MaxiPLUS5 as part of the Turkcell branded smartphone portfolio, and will soon launch the Turkcell MaxiPro5, designed for professional use.

Group companies continued to significantly support overall growth with their successful results. Turkcell Superonline, which introduced fiber broadband to Turkey, grew by 55% year-on-year. Meanwhile, our Ukraine operation managed to increase its EBITDA margin to over 30%, growing 13% in USD terms, while recording its first positive EBIT.

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As Turkcell, we strive to offer the best experience, to sustain the highest overall level of satisfaction and be ever closer to our subscribers. With this vision, we will continue our efforts to carry Turkey and other markets that we operate in forward. We would like to thank all of our customers, employees, business partners and shareholders for sharing our success story with us.”

OVERVIEW OF TURKCELL TURKEY

During the quarter, the total number of subscribers in the market rose by 0.4 million to 66.1 million, while mobile line penetration remained almost stable at around 88%.

The market share focused competitive environment dominated the Turkish mobile market in the second quarter of 2012, with increased all direction minutes and bundled offers. This environment triggered record high minutes of usage, due to increasing offnet usage, which in turn led to higher interconnect costs. Meanwhile, price per minute figures continued to decline. Consequently, profitability levels in the market remained under pressure.

In this environment, as Turkcell Turkey, we increased our subscriber base by 192 thousand during the quarter to 34.7 million. We achieved this through our tariff structure, simplified in the first quarter of the year, plus attractive offers and our continued focus on customer satisfaction. Meanwhile, as a result of our contracting and customer retention efforts, we registered 536 thousand net postpaid subscribers in the second quarter. In addition, we grew our blended ARPU by 5.6% with the 4.9pp rise in the share of postpaid in our subscriber mix, and the 44% rise in mobile broadband revenues on a year-on-year basis.

On the terminal front, momentum in the market has continued with the increasing share of smartphones in total handset sales, up from 34% in December 2011 to 39% in the second quarter. As Turkcell Turkey, we continued to lead the smartphone market in accordance with our vision of promoting mobile broadband usage. Accordingly, the number of smartphones in our network grew by 2 million to 4.8 million with the contribution of our wide device portfolio. In consequence, our smartphone penetration rate reached 15%, indicating the considerable potential in our subscriber base. As part of our focus on maximizing this potential, we launched our Turkcell branded T-series smartphones in November 2010, which have sold approximately half a million units since then. Recently, we added a new smartphone, Turkcell MaxiPLUS5, to our T-series, and will continue to introduce new models, including Turkcell MaxiPro5, which is designed for professionals. Overall, we expect a continued rise in the smartphone penetration of our base up to around 20% by year-end 2012.

As Turkcell Group, wesaw a solid performance in the first half. For the full year, with the success of Turkcell Turkey and subsidiaries, we believe that we may deliver better results for the Group compared to our initial guidance. Thus, we revise our guidance for the full year 2012. Assuming that market conditions do not change significantly, we now expect Group revenues in the range of TRY10,100 -10,300 million with Group EBITDA in the range of TRY3,050-3,200 million. Meanwhile, with a higher revenue expectation, we revise our guidance for operational Group capex as a percentage of revenues from 17% to around 16%.

4

FINANCIAL AND OPERATIONAL REVIEW OF THE SECOND QUARTER 2012

The following discussion focuses principally on the developments and trends in our business in the second quarter of 2012 in TRY terms. Selected financial information for the second quarter of 2011, and the first and second quarters of 2012, both in TRY and US$ prepared in accordance with IFRS, and in TRY prepared in accordance with the Capital Markets Board of Turkey’s standards are also included at the end of this press release.

Financial Review of Turkcell Group

Profit & Loss Statement (million TRY)	Q211	Q112	Q212	y/y %	q/q %
Total Revenue	2,279.2	2,381.8	2,565.1	12.5%	7.7%
Direct cost of revenues1	(1,436.3)	(1,491.3)	(1,572.3)	9.5%	5.4%
Depreciation and amortization	(381.1)	(333.1)	(343.1)	(10.0%)	3.0%
Gross Margin	37.0%	37.4%	38.7%	1.7pp	1.3pp
Administrative expenses	(102.0)	(118.1)	(122.6)	20.2%	3.8%
Selling and marketing expenses	(400.9)	(402.8)	(434.3)	8.3%	7.8%
EBITDA2	721.1	702.7	779.0	8.0%	10.9%
EBITDA Margin	31.6%	29.5%	30.4%	(1.2pp)	0.9pp
Net finance income / (expense)	(128.7)	161.8	105.0	-	(35.1%)
Finance expense	(283.9)	(58.3)	(44.5)	(84.3%)	(23.7%)
Finance income	155.2	220.1	149.5	(3.7%)	(32.1%)
Share of profit of associates	55.8	49.5	65.6	17.6%	32.5%
Other income / (expense)	(195.1)	(6.5)	3.9	-	-
Monetary gains / (losses)	-	40.5	39.3	-	(3.0%)
Non-controlling interests	12.0	4.7	7.4	(38.3%)	57.4%
Income tax expense	(105.5)	(104.8)	(122.9)	16.5%	17.3%
Net Income	(21.4)	514.8	534.2	-	3.8%
(1) Including depreciation and amortization expenses.
(2) EBITDA is a non-GAAP financial measure. See page 12 for the reconciliation of EBITDA to net cash from operating activities.

Revenue rose by 12.5% year-on-year to TRY2,565.1 million (TRY2,279.2 million) on the back of 9% growth in Turkcell Turkey’s revenues and the 37% increased contribution of group companies:

•
The increase in Turkcell Turkey’s revenues was driven by 18% growth in mobile broadband & services revenues, mainly on the 44% growth in broadband revenues, together with the 6% rise in voice revenues.

•
The contribution of Group companies to the top line rose to 16% (13%). Turkcell Superonline revenues climbed 54.9% to TRY162.2 million (TRY104.7 million), while Astelit’s revenues grew by 13.4% to US$100.1 million (US$88.3 million).

Compared to the previous quarter, revenues grew by 7.7%, mainly due to the 10% increase in voice revenues of Turkcell Turkey together with 5% growth in the contribution of subsidiaries.

Direct cost of revenues increased by 9.5% to TRY1,572.3 million (TRY1,436.3 million), while as a percentage of revenues dropping to 61.3% (63.0%). This mainly stemmed from the decrease in depreciation and amortization (3.4pp) as opposed to the increase in interconnection costs (1.4pp), and other cost items (0.3pp) as a percentage of revenues.

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Please note that the decrease in depreciation and amortization expenses mainly relates to the one-time impact of a TRY188.1 million impairment charge relating to BeST, of which TRY 95.5 million was recorded under depreciation and amortization expenses in Q211.

Quarter-on-quarter, direct costs as a percentage of revenue declined 1.3pp to 61.3% (62.6%). This was mainly driven by decreased wages & salaries (0.8pp), depreciation and amortization (0.6pp), network related costs (0.4pp) and other cost items (0.1pp) as opposed to the increase in interconnect costs (0.6pp) as a percentage of revenues.

In Q212, Turkcell Turkey’s interconnection costs rose to TRY273.5 million (TRY215.2 million) YoY increasing Turkcell Turkey’s interconnection costs as a percentage of revenue by 1.8pp to 12.7% (10.9%). In the meantime, Turkcell Turkey’s interconnection revenues rose 30.6% to TRY254.6 million (TRY194.9 million), driven mostly by higher incentives including all direction minutes in the market.  This led to an increased share of interconnection revenues in Turkcell Turkey’s revenues to 11.8% (9.9%).

Administrative expenses as a percentage of revenues increased 0.3pp to 4.8% (4.5%) in Q212, mainly due to higher bad debt expenses (0.4pp) as a percentage of revenues. Compared to the previous quarter, administrative expenses as a percentage of revenues decreased 0.2pp to 4.8% mainly driven by the decrease in bad debt expenses (0.2pp) as a percentage of revenues.

Selling and marketing expenses as a percentage of revenues fell by 0.7pp to 16.9% (17.6%) in Q212 due to the decrease in marketing expenses (0.6pp), prepaid frequency fees (0.5pp) and other items (0.1pp) as opposed to the increase in selling expenses (0.5pp). On a quarter-on-quarter basis, selling and marketing expenses as a percentage of revenues remained unchanged at 16.9%. The increase in selling expenses (0.3pp) was offset by the decrease in wages&salaries (0.2pp) and marketing expenses (0.1pp) as a percentage of revenues.

EBITDA increased 8.0% to TRY779.0 million in Q212 from TRY721.1 million in Q211, while the EBITDA margin was at 30.4% (31.6%). This mainly arose from the increase in direct cost of revenues (excluding depreciation and amortization) of 1.6pp and administrative expenses of 0.3pp as opposed to the decrease in selling and marketing expenses of 0.7pp as a percentage of revenues.

The EBITDA margin improved by 0.9pp to 30.4% compared to the previous quarter due to the decline in direct cost of revenues (excluding depreciation and amortization) of 0.7pp and administrative expenses of 0.2pp as a percentage of revenues.

Net finance income amounted to TRY105.0 million in Q212 as opposed to the net finance expense of TRY128.7 million in Q211. This was mainly due to a translation loss of TRY298 million in Q211 recorded by Group companies, of which TRY255 million was related to BeST due to the devaluation in Belarus.

Compared to the previous quarter, net finance income decreased from TRY161.8 million to TRY105.0 million. This was mainly due to a net translation loss of TRY17.5 million in Q212, as opposed to the net translation gain of TRY36.5 million in Q112.

Share of profit of equity accounted investees, comprising our share in the net income of unconsolidated investees Fintur and A-Tel, grew by 17.6% YoY to TRY65.6 million (TRY55.8 million) mainly due to the depreciation of TRY against US$ by 14.4% on average.

Compared to the previous quarter, our share in the net income of unconsolidated investees increased 32.5% to TRY65.6 million (TRY49.5 million) mainly driven by increase in profitability in Kazakhstan operation and improving revenue trend in Georgia operation.

Income tax expense amounted to TRY122.9 million in Q212 compared to the TRY105.5 million of Q211. The taxation charge rose by 17.3% compared to Q112. TRY138.1 million of the total tax charge comprised current tax charges, while deferred tax income of TRY15.2 million was recorded.

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Million TRY	Q211	Q112	Q212	y/y %	q/q %
Current Tax expense	(126.8)	(119.1)	(138.1)	8.9%	16.0%
Deferred Tax Income/expense	21.3	14.3	15.2	(28.6%)	6.3%
Income Tax expense	(105.5)	(104.8)	(122.9)	16.5%	17.3%

Net income amounted to TRY534.2 million as opposed to the net loss of TRY 21.4 million. This was mainly due to one off items below the EBITDA line, mostly arising from the impact of devaluation in Belarus (TRY255.0 million) and goodwill impairment recorded for BeST (TRY188.1 million), as well as a provision regarding the Competition Board fine (TRY68.2 million) in Q211. If we exclude one-off items in Q211, net income would be TRY472 million in Q211 while YoY growth would be 13%. Please also note that TRY68.2 million provisions in Q211 concerning the Competition Board fine were reversed in Q311 as a result of the management opinion together with the assessment of legal counsels.

Quarter-on-quarter, net income increased by 3.8% to TRY534.2 million (TRY 514.8 million), mainly driven by higher EBITDA QoQ, partially netted off with the decrease in net finance income.

Total debt as of June 30, 2012 in consolidated terms amounted to TRY3,129 million (US$1,732 million). TRY588.0 million (US$325.5 million) of this was related to Turkcell’s Ukraine operations. In addition, debt related to operations in Belarus amounted to TRY745.6 million (US$ 412.7 million), and outstanding debt amount related to Turkcell Superonline was TRY608.3 million (US$ 336.7 million) as of June 30, 2012. With respect to financial statements of Euroasia (which owns 100% of Turkcell’s Ukraine operations, Astelit), total outstanding debt amount was US$651.5 million which included its guaranteed loan amounting to US$150 million that Turkcell Turkey paid in Q212. TRY2,313 million (US$1,280 million) of our consolidated debt is at a floating rate, while TRY2,433 million (US$1,347 million) will mature within less than a year. Our debt/annual EBITDA ratio in TRY terms decreased to 103% in Q212. (Please note that the figures in parentheses refer to the US$ equivalents).

Cash flow analysis: Capital expenditures amounted to TRY326.9 million in Q212, of which TRY166.5 million was related to Turkcell Turkey, TRY15.4 million to Astelit, TRY109.0 million to Turkcell Superonline and TRY8.9 million to BeST. The other cash flow item mainly includes corporate tax payment. Please also note that Turkcell Turkey paid the guaranteed loan of Euroasia (55% owned subsidiary) in the amount of US$150 million in Q212.

Consolidated Cash Flow (million TRY)	Q211	Q112	Q212
EBITDA1	721.1	702.7	779.0
LESS:
Capex and License	(336.3)	(252.9)	(326.9)
Turkcell	(200.1)	(160.0)	(166.5)
Ukraine2	(19.7)	(9.3)	(15.4)
Investment & Marketable Securities	-	1,585.8	10.3
Net interest Income/ (expense)	117.2	125.3	122.4
Other	(88.3)	(905.6)	(307.0)
Net Change in Debt	116.1	53.8	(284.0)
Cash generated / (used)	529.8	1,309.1	(6.2)
Cash balance	5,445.8	6,047.5	6,041.3
(1) EBITDA is a non-GAAP financial measurement. See page 12 for the reconciliation of EBITDA to net cash from operating activities.
(2)The appreciation of reporting currency (TRY) against US$ is included in this line.
(*) Capex includes both operational and non-operational capex.

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Operational Review in Turkey

Summary of Operational data	Q211	Q112	Q212	y/y %	q/q %
Number of total subscribers (million)	34.1	34.5	34.7	1.8%	0.6%
Postpaid	10.7	12.0	12.6	17.8%	5.0%
Prepaid	23.3	22.5	22.2	(4.7%)	(1.3%)
ARPU, blended (TRY)	19.6	19.2	20.7	5.6%	7.8%
Postpaid	38.2	36.5	37.7	(1.3%)	3.3%
Prepaid	11.2	10.1	11.3	0.9%	11.9%
ARPU (Average Monthly Revenue per User), blended (US$)	12.5	10.7	11.5	(8.0%)	7.5%
Postpaid	24.4	20.4	21.0	(13.9%)	2.9%
Prepaid	7.1	5.7	6.3	(11.3%)	10.5%
Churn (%)	6.1%	7.8%	8.2%	2.1pp	0.4pp
MOU (Average Monthly Minutes of usage per subscriber), blended	219.9	221.5	250.4	13.9%	13.0%

Subscribers of Turkcell Turkey rose 192 thousand to 34.7 million during the quarter. Despite intensified competition, we registered 536 thousand net postpaid subscribers in second quarter, through our simplified and attractive tariff structure, customer loyalty focus, segmented offers, plus switches from prepaid to postpaid. As a result, the subscriber base composition improved in favor of the postpaid to 36.3% (31.4%). In the meantime, we improved our prepaid acquisitions quarter-on-quarter mainly through our attractive offers and seasonality. At the same time, we reinforced their loyalty with packages that meet customer needs, segmented offers and additional benefits.

Churn Rate refers to voluntarily and involuntarily disconnected subscribers. During the quarter, our churn rate was at 8.2% (6.1%). Please note that there was a one-time impact of the new “active subscriber” definition of the Telecommunications Authority on prepaid subscribers in Q211. Excluding this impact, our net additions rose to 192 thousand in Q212 from 165 thousand in Q211, while the churn rate excluding this impact decreased from 8.6% in Q211 to 8.2% in Q212.

MoU increased to 250.4 minutes on a rise of 13.9% year-on-year. Higher all direction minute offers due to intensified competition and higher package utilizations due to seasonality led to an increase in MOU.

ARPU in TRY terms climbed 5.6% to TRY20.7 compared to Q211, with the rise in the share of postpaid subscribers to 36.3% (31.4%). Despite the rise in incoming and mobile broadband & services revenues, postpaid ARPU fell by 1.3% to TRY37.7 (TRY38.2) as a result of intense competition as well as the dilutive impact of switches from the prepaid segment. Meanwhile, prepaid ARPU increased to TRY11.3 (TRY11.2) in Q212, mainly due to increased incoming and mobile broadband revenues.

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OTHER DOMESTIC AND INTERNATIONAL OPERATIONS

Astelit sustained its strong execution with another quarter of double-digit revenue growth of 13.4%, registering revenues of US$100.1 million in Q212 (US$88.3 million). This was mainly due to a 1.4 million increase in the registered subscriber base on a year-on-year basis as a result of Astelit’s regional focus, as well as increased international calls and mobile broadband&services revenues.

With a focus on business efficiency and operational profitability, Astelit continued its operational success during the quarter, recording its all time highest EBITDA margin of 30.3% (26.8%), registering a positive EBIT for the first time, while continuing to generate positive free cash flow margin of 21.9%.

Astelit’s registered subscribers rose by 1.4 million to 10.1 million (8.7 million), while three month active subscribers rose by 1.0 million to 7.4 million (6.4 million) year-on-year. This was achieved through the regional growth strategy aimed at new acquisitions.

Astelit	Q211	Q112	Q212	y/y %	q/q %
Number of subscribers (million)1	8.7	9.9	10.1	16.1%	2.0%
Active (3 months)2	6.4	7.1	7.4	15.6%	4.2%
MOU (minutes)3	204.1	195.6	192.8	(5.5%)	(1.4%)
ARPU (Average Monthly Revenue per User), blended (US$)	3.4	3.1	3.4	-	9.7%
Active (3 months)	4.7	4.3	4.6	(2.1%)	7.0%
Revenue (million UAH)	703.9	729.9	799.5	13.6%	9.5%
Revenue (million US$)	88.3	91.4	100.1	13.4%	9.5%
EBITDA (million US$)4	23.7	24.9	30.3	27.8%	21.7%
EBITDA margin	26.8%	27.2%	30.3%	3.5pp	3.1pp
Net loss (million US$)	(19.8)	(15.7)	(10.6)	(46.5%)	(32.5%)
Capex (million US$)	11.7	5.3	8.4	(28.2%)	58.5%
(1) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.
(2) Active subscribers are those who in the past three months made a transaction which brought revenue to the Company.
(3) Astelit has changed its calculation methodology for minute of usage per customer starting from Q3 2011. The minutes are now calculated based on the actual call duration of subscribers. Previously, minutes were calculated on the basis of charging units consumed. This change will have the effect of decreasing Astelit’s average minutes of usage (no impact on revenue). For purposes of comparability, figures published for recent periods will be restated to give effect to this change.
(4) EBITDA is a non-GAAP financial measurement. See page 12 for the reconciliation of Euroasia’s EBITDA to net cash from operating activities. Euroasia holds a 100% stake in Astelit.
(*) Astelit, in which we hold a 55% stake through Euroasia, has operated in Ukraine since February 2005.

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Turkcell Superonline continued to deliver strong results in all segments with year-on-year revenue growth of 54.9% to TRY162.2 million (TRY104.7 million) in the second quarter.

During the quarter, the residential segment grew by 92%YoY, mainly due to 80% growth in our FTTX subscribers, reaching approximately 342 thousand. Meanwhile, the corporate segment rose 87%, mainly on improving Group synergies for integrated solutions.

Turkcell Superonline continued to improve its operational profitability. EBITDA margin rose by 6.8pp to 20.1% (13.3%), mainly on the rising share of revenues generated from its infrastructure and growth in higher margin data revenues.

On the other hand, Turkcell’s share in total Turkcell Superonline revenues declined, while the share of non-group revenues rose to 68% of total revenues in Q212 (around 60% in Q211).

Turkcell Superonline (million TRY)	Q211	Q112	Q212	y/y %	q/q %
Revenue	104.7	145.0	162.2	54.9%	11.9%
EBITDA 1	14.0	29.1	32.6	132.9%	12.0%
EBITDA Margin	13.3%	20.1%	20.1%	6.8pp	-
Capex	90.8	63.7	109.0	20.0%	71.1%
(1)EBITDA is a non-GAAP financial measure. See page 12 for the reconciliation of EBITDA to net cash from operating activities.
(*)Turkcell Superonline is our wholly-owned subsidiary, providing fiber broadband.

Fintur continued to improve its market position in Q212, adding approximately 0.5 million net subscribers, thereby increasing its total subscriber base to 19.1 million, driven by growth in Kazakhstan. Fintur’s consolidated revenue increased by 4.1% YoY to US$505 million (US$485 million) in Q212.

We account for our investment in Fintur using the equity method. Fintur’s contribution to net income increased from TRY68 million (US$44 million) in Q211 to TRY77 million (US$43 million) in Q212, mainly as a result of USD appreciation against TRY.

Fintur	Q211	Q112	Q212	y/y %	q/q %
Subscribers (million)	16.9	18.6	19.1	13.0%	2.7%
Kazakhstan	9.7	11.2	11.7	20.6%	4.5%
Azerbaijan	4.1	4.2	4.3	4.9%	2.4%
Moldova	1.0	1.1	1.1	10.0%	-
Georgia	2.1	2.1	2.0	(4.8%)	(4.8%)
Revenue (million US$)	485	467	505	4.1%	8.1%
Kazakhstan	300	280	299	(0.3%)	6.8%
Azerbaijan	134	137	149	11.2%	8.8%
Moldova	20	17	20	-	17.6%
Georgia	36	33	37	2.8%	12.1%
Other1	(5)	-	-	-	-
Fintur’s contribution to Group’s net income (million US$)	44	30	43	(2.3%)	43.3%
1)	Includes intersegment eliminations
(*)	We hold a 41.45% stake In Fintur which has interests in Kazakhstan, Azerbaijan, Moldova, and Georgia.

10

Turkcell Group Subscribers amounted to approximately 65.8 million as of June 30, 2012. This figure is calculated by taking the number of subscribers in Turkcell and each of our subsidiaries and unconsolidated investees. It includes the total number of mobile subscribers in Turkcell Turkey, Astelit and BeST, as well as in our operations in the Turkish Republic of Northern Cyprus (“Northern Cyprus”), Fintur and Turkcell Europe. Turkcell Group subscribers rose by 0.5 million during the quarter, thanks to the increased subscriber base of Fintur, Astelit and Turkcell Turkey, despite the decline in BeST’s subscriber base to 1.2 million due to involuntary churn in line with BeST’s churn policy and value focus approach.

Turkcell Group Subscribers (million)	Q211	Q112	Q212	y/y %	q/q %
Turkcell Turkey	34.1	34.5	34.7	1.8%	0.6%
Ukraine	8.7	9.9	10.1	16.1%	2.0%
Fintur	16.9	18.6	19.1	13.0%	2.7%
Northern Cyprus	0.4	0.4	0.4	-	-
Belarus	1.6	1.7	1.2	(25.0%)	(29.4%)
Turkcell Europe	-	0.2	0.3	-	50.0%
TURKCELL GROUP	61.7	65.3	65.8	6.6%	0.8%

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates that have been used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Q211	Q112	Q212	y/y %	q/q %
TRY / US$ rate
Closing Rate	1.6302	1.7729	1.8065	10.8%	1.9%
Average Rate	1.5658	1.7871	1.7913	14.4%	0.2%
Consumer Price Index	1.8%	1.5%	0.4%	-	-
GDP Growth	11.6%	3.2%	n.a.	-	-
UAH/ US$ rate
Closing Rate	7.97	7.99	7.99	0.3%	-
Average Rate	7.94	7.99	7.99	0.6%	-
BYR/ US$ rate
Closing Rate	4,964	8,020	8,320	67.6%	3.7%
Average Rate	3,998	8,208	8,190	104.9%	(0.2%)

11

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe that EBITDA is a measurement commonly used by companies, analysts and investors in the telecommunications industry that enhances the understanding of our cash generation ability and liquidity position, and assists in the evaluation of our capacity to meet our financial obligations. We also use EBITDA as an internal measurement tool, and accordingly, we believe that its presentation provides useful and relevant information to analysts and investors.  Our EBITDA definition includes Revenue, Direct Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), finance income, share of profit of equity accounted investees, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense). EBITDA is not a measure of financial performance under IFRS, and should not be construed as a substitute for net earnings (loss) as a measure of performance, or cash flow from operations as a measure of liquidity. The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measurement, to net cash from operating activities, which we believe is the most directly comparable financial measurement calculated and presented in accordance with IFRS.

Turkcell (million US$)	Q211	Q112	Q212	y/y %	q/q %
EBITDA	459.3	393.1	434.3	(5.4%)	10.5%
Income tax expense	(67.4)	(58.7)	(68.5)	1.6%	16.7%
Other operating income / (expense)	(48.5)	(4.9)	1.6	-	-
Financial income	18.4	3.8	0.4	(97.8%)	(89.5%)
Financial expense	(21.4)	(33.0)	(24.2)	13.1%	(26.7%)
Net increase / (decrease) in assets and liabilities	(55.4)	(404.5)	(111.3)	100.9%	(72.5%)
Net cash from operating activities	285.0	(104.2)	232.3	(18.5%)	-

Turkcell Superonline (million TRY)	Q211	Q112	Q212	y/y %	q/q %
EBITDA	14.0	29.1	32.6	132.9%	12.0%
Other operating income / (expense)	0.2	0.1	0.9	350.0%	800.0%
Financial income	6.2	40.1	(31.5)	-	-
Financial expense	(8.7)	(41.0)	28.8	-	-
Net increase / (decrease) in assets and liabilities	(2.0)	(35.4)	(30.7)	-	(13.3%)
Net cash from operating activities	9.7	(7.1)	0.1	(99.0%)	-

Euroasia (million US$)	Q211	Q112	Q212	y/y %	q/q %
EBITDA	22.5	24.9	30.3	34.7%	21.7%
Other operating income / (expense)	0.3	0.2	(0.1)	-	-
Financial income	0.1	0.2	0.3	200.0%	50.0%
Financial expense	(12.6)	(12.1)	(13.4)	6.3%	10.7%
Net increase / (decrease) in assets and liabilities	(0.5)	15.8	1.7	-	(89.2%)
Net cash from operating activities	9.8	29.0	18.8	91.8%	(35.2%)

12

FORWARD-LOOKING STATEMENTS: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe” or “continue.”

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.  All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2011 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

ABOUT TURKCELL: Turkcell is the leading communications and technology company in Turkey, with 34.7 million subscribers and a market share of approximately 53% based on June 30, 2012 results. Turkcell is a leading regional player, with market leadership in five of the nine countries in which it operates with its approximately 65.8 million subscribers as of June 30, 2012. It has become one of the first among the global operators to have implemented HSPA+. It has achieved up to 43.2 Mbps speed using the Dual Carrier technology, and is continuously working to provide the latest technology to its customers, e.g. 84 Mbps in the near future. Turkcell reported a TRY2.6 billion (US$1.4 billion) net revenue with total assets of TRY17.4 billion (US$9.6 billion) as of June 30, 2012. It has been listed on the NYSE and the ISE since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr

For further information please contact Turkcell

Corporate Affairs: Koray Ozturkler, Chief Corporate Affairs Officer Tel: +90-212-313-1500 Email: koray.ozturkler@turkcell.com.tr	Investors: Nihat Narin, Investor and International Media Relations Tel: + 90-212-313-1244 Email: nihat.narin@turkcell.com.tr investor.relations@turkcell.com.tr	Media: Filiz Karagul Tuzun, Corporate Communications Tel: + 90-212-313-2304 Email: filiz.karagul@turkcell.com.tr Turkcell-Kurumsal-Iletisim@turkcell.com.tr

13

	TURKCELL ILETISIM HIZMETLERI A.S. CMB SELECTED FINANCIALS (TRY Million)

	Quarter Ended	Quarter Ended	Quarter Ended	Half Ended	Half Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2011	2012	2012	2011	2012

Consolidated Statement of Operations Data
Revenues
Communication fees	2,128.5	2,180.9	2,366.5	4,099.3	4,547.4
Commission fees on betting business	18.9	35.2	32.2	37.3	67.4
Monthly fixed fees	25.8	24.5	22.7	53.7	47.2
Simcard sales	8.4	6.1	9.1	15.7	15.2
Call center revenues and other revenues	97.6	135.1	134.6	191.6	269.7
Total revenues	2,279.2	2,381.8	2,565.1	4,397.6	4,946.9
Direct cost of revenues	(1,432.6)	(1,489.8)	(1,570.3)	(2,681.8)	(3,060.1)
Gross profit	846.6	892.0	994.8	1,715.8	1,886.8
Administrative expenses	(102.0)	(118.1)	(122.6)	(212.3)	(240.7)
Selling & marketing expenses	(400.9)	(402.8)	(434.3)	(812.0)	(837.1)
Other Operating Income / (Expense)	(193.9)	(6.5)	3.8	(221.8)	(2.7)

Operating profit before financing costs	149.8	364.6	441.7	469.7	806.3
Finance costs	(283.9)	(58.3)	(44.5)	(355.5)	(102.8)
Finance income	155.2	220.1	149.5	263.8	369.6
Monetary gain	-	40.5	39.3	-	79.8
Share of profit of equity accounted investees	55.8	49.5	65.6	112.5	115.1
Income before taxes and minority interest	77.0	616.4	651.6	490.6	1,268.0
Income tax expense	(106.7)	(105.6)	(123.2)	(205.7)	(228.8)
Income before minority interest	(29.7)	510.8	528.4	284.9	1,039.2
Non-controlling interests	12.0	4.7	7.4	27.5	12.1
Net income	(17.6)	515.5	535.8	312.5	1,051.3

Net income per share	(0.01)	0.23	0.24	0.14	0.48

Other Financial Data

Gross margin	37.1%	37.5%	38.8%	39.0%	38.1%
EBITDA(*)	721.1	702.7	779.0	1,346.9	1,481.7
Capital expenditures	336.3	252.9	326.9	518.1	579.8

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	5,445.8	6,047.5	6,041.3	5,445.8	6,041.3
Total assets	15,482.3	17,119.0	17,329.8	15,482.3	17,329.8
Long term debt	2,041.8	769.8	696.0	2,041.8	696.0
Total debt	3,046.0	3,359.3	3,128.6	3,046.0	3,128.6
Total liabilities	5,536.4	5,825.9	5,546.6	5,536.4	5,546.6
Total shareholders’ equity / Net Assets	9,946.0	11,293.1	11,783.1	9,946.0	11,783.1

** For further details, please refer to our consolidated financial statements and notes as at 30 June 2012 on our web site.

	TURKCELL ILETISIM HIZMETLERI A.S. IFRS SELECTED FINANCIALS (TRY Million)

	Quarter Ended	Quarter Ended	Quarter Ended	Half Ended	Half Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2011	2012	2012	2011	2012

Consolidated Statement of Operations Data
Revenues
Communication fees	2,128.5	2,180.9	2,366.5	4,099.3	4,547.4
Commission fees on betting business	18.9	35.2	32.2	37.3	67.4
Monthly fixed fees	25.8	24.5	22.7	53.7	47.2
Simcard sales	8.4	6.1	9.1	15.7	15.2
Call center revenues and other revenues	97.6	135.1	134.6	191.6	269.7
Total revenues	2,279.2	2,381.8	2,565.1	4,397.6	4,946.9
Direct cost of revenues	(1,436.3)	(1,491.3)	(1,572.3)	(2,685.5)	(3,063.6)
Gross profit	842.9	890.5	992.8	1,712.1	1,883.3
Administrative expenses	(102.0)	(118.1)	(122.6)	(212.3)	(240.7)
Selling & marketing expenses	(400.9)	(402.8)	(434.3)	(812.0)	(837.1)
Other Operating Income / (Expense)	(195.1)	(6.5)	3.9	(223.0)	(2.6)

Operating profit before financing costs	144.9	363.1	439.8	464.8	802.9
Finance costs	(283.9)	(58.3)	(44.5)	(355.5)	(102.8)
Finance income	155.2	220.1	149.5	263.8	369.6
Monetary gain	-	40.5	39.3	-	79.8
Share of profit of equity accounted investees	55.8	49.5	65.6	112.5	115.1
Income before taxes and minority interest	72.0	614.9	649.7	485.6	1,264.6
Income tax expense	(105.5)	(104.8)	(122.9)	(204.5)	(227.7)
Income before minority interest	(33.4)	510.1	526.8	281.2	1,036.9
Non-controlling interests	12.0	4.7	7.4	27.5	12.1
Net income	(21.4)	514.8	534.2	308.7	1,049.0

Net income per share	(0.01)	0.23	0.24	0.14	0.48

Other Financial Data

Gross margin	37.0%	37.4%	38.7%	38.9%	38.1%
EBITDA(*)	721.1	702.7	779.0	1,346.9	1,481.7
Capital expenditures	336.3	252.9	326.9	518.1	579.8

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	5,445.8	6,047.5	6,041.3	5,445.8	6,041.3
Total assets	15,523.8	17,157.1	17,365.9	15,523.8	17,365.9
Long term debt	2,041.8	769.8	696.0	2,041.8	696.0
Total debt	3,046.0	3,359.3	3,128.6	3,046.0	3,128.6
Total liabilities	5,543.1	5,832.0	5,552.3	5,543.1	5,552.3
Total shareholders’ equity / Net Assets	9,980.7	11,325.1	11,813.6	9,980.7	11,813.6

** For further details, please refer to our consolidated financial statements and notes as at 30 June 2012 on our web site.

	TURKCELL ILETISIM HIZMETLERI A.S. IFRS SELECTED FINANCIALS (US$ MILLION)

	Quarter Ended	Quarter Ended	Quarter Ended	Half Ended	Half Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2011	2012	2012	2011	2012

Consolidated Statement of Operations Data
Revenues
Communication fees	1,358.8	1,220.9	1,320.4	2,611.4	2,541.3
Commission fees on betting business	12.1	19.7	18.0	23.8	37.7
Monthly fixed fees	16.4	13.7	12.7	34.2	26.4
Simcard sales	5.3	3.4	5.1	9.9	8.5
Call center revenues and other revenues	62.4	75.6	75.0	122.1	150.6
Total revenues	1,455.0	1,333.3	1,431.2	2,801.4	2,764.5
Direct cost of revenues	(915.4)	(835.0)	(876.9)	(1,709.3)	(1,711.9)
Gross profit	539.6	498.3	554.3	1,092.1	1,052.6
Administrative expenses	(65.1)	(66.2)	(68.4)	(135.2)	(134.6)
Selling & marketing expenses	(256.9)	(225.8)	(242.7)	(518.2)	(468.5)
Other Operating Income / (Expense)	(122.8)	(3.6)	2.0	(140.5)	(1.6)

Operating profit before financing costs	94.8	202.7	245.2	298.2	447.9
Finance costs	(181.5)	(33.0)	(24.5)	(227.1)	(57.5)
Finance income	97.2	123.6	83.2	166.1	206.8
Monetary gain	-	22.9	21.3	-	44.2
Share of profit of equity accounted investees	35.6	27.5	36.6	71.6	64.1
Income before taxes and minority interest	46.1	343.7	361.8	308.8	705.5
Income tax expense	(67.4)	(58.7)	(68.5)	(130.3)	(127.2)
Income before minority interest	(21.3)	285.0	293.3	178.5	578.3
Non-controlling interests	7.8	2.6	4.1	17.6	6.7
Net income	(13.5)	287.6	297.4	196.1	585.0

Net income per share	(0.01)	0.13	0.14	0.09	0.27

Other Financial Data

Gross margin	37.1%	37.4%	38.7%	39.0%	38.1%
EBITDA(*)	459.3	393.1	434.3	857.0	827.4
Capital expenditures	200.4	142.7	178.3	317.8	321.0

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	3,340.5	3,411.1	3,344.2	3,340.5	3,344.2
Total assets	9,522.6	9,677.4	9,613.0	9,522.6	9,613.0
Long term debt	1,252.5	434.2	385.3	1,252.5	385.3
Total debt	1,868.5	1,894.8	1,731.9	1,868.5	1,731.9
Total liabilities	3,400.3	3,289.5	3,073.5	3,400.3	3,073.5
Total equity	6,122.4	6,387.9	6,539.5	6,122.4	6,539.5

* Please refer to the notes on reconciliation of Non-GAAP Financial measures on page 12
** For further details, please refer to our consolidated financial statements and notes as at 30 June 2012 on our web site.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

	Note	30 June 2012	31 December 2011
Assets
Property, plant and equipment	10	2,805,404	2,709,600
Intangible assets	11	1,257,659	1,246,308
GSM and other telecommunication operating licenses		691,856	691,895
Computer software		514,113	502,974
Other intangible assets		51,690	51,439
Investments in equity accounted investees	12	438,330	414,392
Other investments		23,597	22,568
Due from related parties	23	407	43
Other non-current assets		164,457	125,389
Trade receivables	14	145,953	113,581
Deferred tax assets		5,690	3,286
Total non-current assets		4,841,497	4,635,167

Inventories		32,683	26,069
Other investments	13	322	844,982
Due from related parties	23	29,788	43,215
Trade receivables and accrued income	14	1,031,589	842,381
Other current assets	15	332,943	198,458
Cash and cash equivalents	16	3,344,174	2,508,529
Total current assets		4,771,499	4,463,634

Total assets		9,612,996	9,098,801

Equity
Share capital		1,636,204	1,636,204
Share premium		434	434
Capital contributions		22,772	22,772
Reserves		(1,683,867)	(1,920,974)
Retained earnings		6,638,210	6,053,702
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS		6,613,753	5,792,138
Non-controlling interests		(74,259)	(60,533)

Total equity		6,539,494	5,731,605

Liabilities
Loans and borrowings	19	385,277	1,057,380
Employee benefits		32,741	28,259
Provisions		62,769	58,219
Other non-current liabilities		112,011	92,669
Deferred tax liabilities		52,345	67,374
Total non-current liabilities		645,143	1,303,901

Bank overdraft	16	65	1,084
Loans and borrowings	19	1,347,767	811,953
Income taxes payable		76,121	61,891
Trade and other payables		782,129	929,488
Due to related parties	23	16,803	14,582
Deferred income		88,563	118,376
Provisions		116,911	125,921
Total current liabilities		2,428,359	2,063,295

Total liabilities		3,073,502	3,367,196

Total equity and liabilities		9,612,996	9,098,801

The notes on page 7 to 74 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF INCOME
For the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

		Six months ended		Three months ended
	Note	30 June 2012	30 June 2011	30 June 2012	30 June 2011

Revenue		2,764,535	2,801,513	1,431,236	1,455,115
Direct cost of revenue		(1,711,906)	(1,709,313)	(876,927)	(915,403)
Gross profit		1,052,629	1,092,200	554,309	539,712

Other income	7	7,232	23,722	3,865	5,330
Selling and marketing expenses		(468,483)	(518,195)	(242,706)	(256,908)
Administrative expenses		(134,628)	(135,249)	(68,476)	(65,129)
Other expenses	7	(8,820)	(164,246)	(1,789)	(128,123)
Results from operating activities		447,930	298,232	245,203	94,882

Finance income	8	206,826	166,088	83,242	97,173
Finance costs	8	(57,566)	(227,114)	(24,616)	(181,517)
Net finance income / (costs)		149,260	(61,026)	58,626	(84,344)

Monetary gain		44,179	-	21,335	-
Share of profit of equity accounted investees	12	64,133	71,626	36,651	35,601
Profit before income tax		705,502	308,832	361,815	46,139

Income tax expense	9	(127,211)	(130,340)	(68,475)	(67,412)
Profit/(loss) for the period		578,291	178,492	293,340	(21,273)

Profit/(loss) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS		585,046	196,070	297,467	(13,546)
Non-controlling interests		(6,755)	(17,578)	(4,127)	(7,727)
Profit/(loss) for the period		578,291	178,492	293,340	(21,273)

Basic and diluted earnings per share (in full USD)	18	0.27	0.09	0.14	(0.01)

The notes on page 7 to 74 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the six and three months ended 30 June 2012
 (Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

	Six months ended		Three months ended
	30 June 2012	30 June 2011	30 June 2012	30 June 2011

Profit/(loss) for the period	578,291	178,492	293,340	(21,273)

Other comprehensive income / (expense):
Foreign currency translation differences	237,110	(318,679)	(132,836)	(321,083)
Change in cash flow hedge reserve	(524)	-	(247)	-
Income tax on other comprehensive income / (expense)	1,330	(1,765)	(330)	(1,227)
Other comprehensive income / (expense) for the period, net of income tax	237,916	(320,444)	(133,413)	(322,310)

Total comprehensive income / (expense) for the period	816,207	(141,952)	159,927	(343,583)

Total comprehensive income / (expense) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS	821,615	(122,681)	164,677	(334,193)
Non-controlling interests	(5,408)	(19,271)	(4,750)	(9,390)
Total comprehensive income / (expense) for the period	816,207	(141,952)	159,927	(343,583)

The notes on page 7 to 74 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

	Attributable to equity holders of the Company
	Share Capital	Capital Contribution	Share Premium	Legal Reserves	Cash Flow Hedge Reserves	Reserve for Non-Controlling Interest Put Option	Translation Reserve	Retained Earnings	Total	Non-Controlling Interest	Total Equity

Balance at 1 January 2011	1,636,204	22,772	434	534,943	-	(263,984)	(931,080)	5,258,327	6,257,616	(24,019)	6,233,597
Total comprehensive income
Profit for the period	-	-	-	-	-	-	-	196,070	196,070	(17,578)	178,492
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	(1,673)	(317,078)	-	(318,751)	(1,693)	(320,444)
Total other comprehensive income/(expense)	-	-	-	-	-	(1,673)	(317,078)	-	(318,751)	(1,693)	(320,444)
Total comprehensive income/(expense)	-	-	-	-	-	(1,673)	(317,078)	196,070	(122,681)	(19,271)	(141,952)
Decrease in legal reserves	-	-	-	(634)	-	-	-	634	-	-	-
Dividends paid	-	-	-	-	-	-	-	-	-	(4,622)	(4,622)
Change in non-controlling interest	-	-	-	-	-	-	-	-	-	421	421
Change in reserve for non-controlling interest put option	-	-	-	-	-	34,941	-	-	34,941	-	34,941
Balance at 30 June 2011	1,636,204	22,772	434	534,309	-	(230,716)	(1,248,158)	5,455,031	6,169,876	(47,491)	6,122,385
Total comprehensive income
Profit for the period	-	-	-	-	-	-	-	555,639	555,639	(9,018)	546,621
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	(9,044)	(964,079)	-	(973,123)	(4,780)	(977,903)
Change in cash flow hedge reserve	-	-	-	-	(459)	-	-	-	(459)	-	(459)
Net change in fair value of available-for-sale securities, net of tax	-	-	-	-	-	-	-	-	-	-	-
Total other comprehensive income/(expense)	-	-	-	-	(459)	(9,044)	(964,079)	-	(973,582)	(4,780)	(978,362)
Total comprehensive income/(expense)	-	-	-	-	(459)	(9,044)	(964,079)	555,639	(417,943)	(13,798)	(431,741)
Decrease in legal reserves	-	-	-	(370)	-	-	-	370	-	-	-
Dividends paid	-	-	-	-	-	-	-	-	-	633	633
Effects of inflation accounting (Note 2b)	-	-	-	-	-	-	-	42,662	42,662	-	42,662
Change in non-controlling interests	-	-	-	-	-	-	-	-	-	123	123
Change in reserve for non-controlling interest put option	-	-	-	-	-	(2,457)	-	-	(2,457)	-	(2,457)
Balance at 31 December 2011	1,636,204	22,772	434	533,939	(459)	(242,217)	(2,212,237)	6,053,702	5,792,138	(60,533)	5,731,605

Balance at 1 January 2012	1,636,204	22,772	434	533,939	(459)	(242,217)	(2,212,237)	6,053,702	5,792,138	(60,533)	5,731,605
Total comprehensive income/(expense)
Profit for the period	-	-	-	-	-	-	-	585,046	585,046	(6,755)	578,291
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	3,022	234,071	-	237,093	1,347	238,440
Change in cash flow hedge reserve	-	-	-	-	(524)	-	-	-	(524)	-	(524)
Total other comprehensive income/(expense)	-	-	-	-	(524)	3,022	234,071	-	236,569	1,347	237,916
Total comprehensive income/(expense)	-	-	-	-	(524)	3,022	234,071	585,046	821,615	(5,408)	816,207
Increase in legal reserves	-	-	-	538	-	-	-	(538)	-	-	-
Dividends paid	-	-	-	-	-	-	-	-	-	(8,485)	(8,485)
Change in non-controlling interests	-	-	-	-	-	-	-	-	-	167	167
Balance at 30 June 2012	1,636,204	22,772	434	534,477	(983)	(239,195)	(1,978,166)	6,638,210	6,613,753	(74,259)	6,539,494

The notes on page 7 to 74 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
For the six months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

		Six months ended 30 June
	Note	2012	2011
Cash flows from operating activities
Profit for the period		578,291	178,492
Adjustments for:
Depreciation and impairment of fixed assets	10	268,966	285,216
Amortization of intangible assets	11	108,903	132,992
Net finance income		(159,060)	(148,617)
Income tax expense		127,211	130,340
Share of profit of equity accounted investees	12, 23	(75,741)	(85,257)
Gain on sale of property, plant and equipment		(1,695)	(1,589)
Unrealised foreign exchange gain/loss on operating assets		(58,855)	136,654
Provision for impairment of trade receivables	14	27,071	22,440
Deferred income		(35,213)	(4,854)
Impairment losses on goodwill		-	72,198
Impairment losses on other non-current investments		-	3,742
		779,878	721,757

Change in trade receivables	14	(214,929)	(146,452)
Change in due from related parties	23	14,386	19,939
Change in inventories		(5,425)	154
Change in other current assets	15	(150,187)	(135,960)
Change in other non-current assets		(16,377)	6,087
Change in due to related parties	23	1,636	7,971
Change in trade and other payables		(172,335)	(136,494)
Change in other current liabilities		1,950	1,479
Change in other non-current liabilities		4,390	(3,278)
Change in employee benefits		3,192	2,843
Change in provisions		(10,829)	12,844
		235,350	350,890

Interest paid		(27,492)	(24,120)
Income tax paid		(134,875)	(119,603)
Dividends received		55,129	26,581
Net cash provided by operating activities		128,112	233,748
Cash flows from investing activities
Acquisition of property, plant and equipment	10	(248,626)	(230,499)
Acquisition of intangible assets	11	(71,352)	(84,248)
Proceeds from sale of property, plant and equipment		3,887	3,451
Proceeds from currency option contracts		1,592	3,516
Payment of currency option contracts premium		(109)	(923)
Proceeds from sale of financial assets		897,057	8,201
Acquisition of financial assets		(322)	(3,609)
Interest received		198,762	132,832
Net cash generated by/(used in) investing activities		780,889	(171,279)

Cash flows from financing activities
Proceeds from issuance of loans and borrowings		178,885	270,549
Repayment of borrowings		(308,319)	(229,911)
Change in non-controlling interest		167	421
Dividends paid		(8,485)	(4,622)
Net cash (used in) /generated by financing activities		(137,752)	36,437

Net increase in cash and cash equivalents		771,249	98,906
Cash and cash equivalents at 1 January	16	2,507,445	3,296,267
Effects of foreign exchange rate fluctuations on cash and cash equivalents		65,415	(106,155)

Cash and cash equivalents at 30 June	16	3,344,109	3,289,018

The notes on page 7 to 74 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Notes to the condensed interim consolidated financial statements

Page
1. Reporting entity	7
2. Basis of preparation	7-8
3. Significant accounting policies	8-13
4. Critical accounting judgments and key sources of estimation uncertainty	13-14
5. Operating segments	14-19
6. Seasonality of operations	20
7. Other income and expenses	20
8. Finance income and costs	20
9. Income tax expense	20
10. Property, plant and equipment	21-22
11. Intangible assets	23-27
12. Equity accounted investees	27
13. Other investments	28
14. Trade receivables and accrued income	28
15. Other current asset	29
16. Cash and cash equivalents	29
17. Dividends	30
18. Earnings per share	30
19. Loans and borrowings	31-33
20. Financial instruments	34-38
21. Guarantees and purchase obligations	38
22. Commitments and contingencies	39-67
23. Related parties	68-73
24. Group entities	74
25. Subsequent events	74

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The Company primarily is involved in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

The condensed interim consolidated financial statements of the Company as at and for the six months ended 30 June 2012 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in one associate and one joint venture.

The consolidated financial statements of the Company as at and for the year ended 31 December 2011 are available upon request from the Company’s registered office at Turkcell Plaza, Mesrutiyet Caddesi No: 71, 34430 Tepebasi / Istanbul or at www.turkcell.com.tr.

2.	Basis of preparation

(a)	Statement of compliance

The condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended 31 December 2011.

The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.

The Group’s condensed interim consolidated financial statements as at and for the period ended 30 June 2012 were approved by the Board of Directors on 25 July 2012.

(b)	Basis of measurement

The accompanying condensed interim consolidated financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRSs as issued by the IASB. They are prepared on the historical cost basis adjusted for the effects of inflation during the hyperinflationary periods in accordance with International Accounting Standard No. 29. (”Financial Reporting in Hyperinflationary Economies”) (“IAS 29”), where applicable, except that the following assets and liabilities are stated at their fair value: put option liability, derivative financial instruments and financial instruments classified as available-for-sale. Hyperinflationary period lasted by 31 December 2005 in Turkey and commenced on 1 January 2011 in Belarus. In the financial statements of subsidiaries operating in Belarus, restatement adjustments have been made to compensate the effect of changes in the general purchasing power of the Belarusian Ruble in accordance with IAS 29. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

2.	Basis of preparation (continued)

(b)	Basis of measurement (continued)

The comparative amounts relating to the subsidiaries operating in Belarus in the 2011 consolidated financial statements are not restated. In this context, the effect on the equity accounts as a result of the inflation accounting for the six months ended 30 June 2012 is presented in translation reserve.

3.	Significant accounting policies

The same accounting policies, presentation and methods of computation have been followed in these condensed interim consolidated financial statements as were applied in the preparation of the Group’s consolidated financial statements as at and for the year ended 31 December 2011.

a)	Comparative information and revision of prior period financial statements

The condensed interim consolidated financial statements of the Group have been prepared with the prior periods on a comparable basis in order to give consistent information about the financial position and performance. If the presentation or classification of the financial statements is changed, in order to maintain consistency, the financial statements of the prior periods are also reclassified in line with the related changes.

b)	New standards and interpretations

The following new and revised Standards and Interpretations have been adopted in the current period and have affected the amounts reported and disclosures in these financial statements. Details of other standards and interpretations adopted in these financial statements but that have had no material impact on the financial statements are set out in this section.

(i)	New and Revised IFRSs do not affect presentation and disclosures

None.

(ii)	New and Revised IFRSs affecting the reported financial performance and / or financial position

None.

(iii)	New and Revised IFRSs applied with no material effect on the consolidated financial statements

The following new and revised IFRSs have also been adopted in these condensed interim consolidated financial statements. The application of these new and revised IFRSs has not had any material impact on the amounts reported for the current and prior years but may affect the accounting for future transactions or arrangements.

Amendments to IAS 12, “Deferred Taxes – Recovery of Underlying Assets”

The amendment is effective for annual periods beginning on or after 1 January 2012. IAS 12 requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. It can be difficult and subjective to assess whether recovery will be through use or through sale when the asset is measured using the fair value model in IAS 40, “Investment Property”. The amendment provides a practical solution to the problem by introducing a presumption that recovery of the carrying amount will, normally be, through sale. The Group does not have investment property. The amendment did not have any effect on the condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

3.	Significant accounting policies (continued)

b)	New standards and interpretations (continued)

(iii)	New and Revised IFRSs applied with no material effect on the consolidated financial statements (continued)

Amendments to IFRS 7, “Financial Instruments: Disclosures – Transfers of Financial Assets”

The amendments to IFRS 7 increase the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing exposure in the asset. The amendments also require disclosures where transfers of financial assets are not evenly distributed throughout the period.

These amendments to IFRS 7 did not have a significant effect on the Group’s disclosures. However, if the Group enters into other types of transfers of financial assets in the future, disclosures regarding those transfers may be affected.

(iv)	New and Revised IFRSs in issue but not yet effective

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

IFRS 7	Financial Instruments: Disclosures - Offsetting of Financial Assets and Financial Liabilities
IFRS 9	Financial Instruments
IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Arrangements
IFRS 12	Disclosure of Interests in Other Entities
IFRS 13	Fair Value Measurement
IAS 1	Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income
IAS 19 (as revised in 2011)	Employee Benefits
IAS 27 (as revised in 2011)	Separate Financial Statement
IAS 28 (as revised in 2011)	Investments in Associates and Joint Ventures
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine
Amendments to IAS 32	Financial Instruments: Presentation - Offsetting of Financial Assets and Financial Liabilities

The amendments to IFRS 7 require an entity to disclose information about rights of offset and related agreements for financial instruments under an enforceable master netting agreement or similar arrangement. The new disclosures are required for annual or interim periods beginning on or after 1 January 2013.

IFRS 9 issued in November 2009 introduces new requirements for the classification and measurement of financial assets. IFRS 9 amended in October 2010 includes the requirements for the classification and measurement of financial liabilities and for derecognition.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

3.	Significant accounting policies (continued)

b)	New standards and interpretations (continued)

(iv)	New and Revised IFRSs in issue but not yet effective (continued)

Key requirements of IFRS 9 are described as follows:

•
IFRS 9 requires all recognized financial assets that are within the scope of IAS 39, “Financial Instruments: Recognition and Measurement” to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.

•
The most significant effect of IFRS 9 regarding the classification and measurement of financial liabilities relates to the accounting for changes in the fair value of a financial liability (designated as at fair value through profit or loss) attributable to changes in the credit risk of that liability. Specifically, under IFRS 9, for financial liabilities that are designated as at fair value through profit or loss, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was presented in profit or loss.

IFRS 9 was amended to defer the mandatory effective date of both the 2009 and 2010 versions of IFRS 9 to annual periods beginning on or after 1 January 2015. Prior to the amendments, application of IFRS 9 was mandatory for annual periods beginning on or after 1 January 2013. The amendments continue to permit early application. The amendments modify the existing comparative transition disclosures in IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors” and IFRS 7, “Financial Instruments: Disclosures”. Instead of requiring restatement of comparative financial statements, entities are either permitted or required to provide modified disclosures on transition from IAS 39, “Financial Instruments: Recognition and Measurement” to IFRS 9 depending on the entity’s date of adoption and whether the entity chooses to restate prior periods.

The Group management anticipates that IFRS 9 will be adopted in the Group’s consolidated financial statements for the annual period beginning 1 January 2015 and that the application of IFRS 9 may have significant impact on amounts reported in respect of the Group’s financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of that effect until a detailed review has been completed.

In May 2011, a package of five Standards on consolidation, joint arrangements, associates and disclosures was issued, including IFRS 10, IFRS 11, IFRS 12, IAS 27 (as revised in 2011) and IAS 28 (as revised in 2011).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

3.	Significant accounting policies (continued)

b)	New standards and interpretations (continued)

(iv)	New and Revised IFRSs in issue but not yet effective (continued)

Key requirements of these five Standards are described below.

IFRS 10 replaces the parts of IAS 27, “Consolidated and Separate Financial Statements” that deal with consolidated financial statements. SIC 12, “Consolidation – Special Purpose Entities” has been withdrawn upon the issuance of IFRS 10. Under IFRS 10, there is only one basis for consolidation, which is control. In addition, IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor's returns. Extensive guidance has been added in IFRS 10 to deal with complex scenarios.

IFRS 11 replaces IAS 31, “Interests in Joint Ventures”. IFRS 11 deals with how a joint arrangement of which two or more parties have joint control should be classified. SIC 13, “Jointly Controlled Entities – Non-monetary Contributions by Venturers” has been withdrawn upon the issuance of IFRS 11. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures, depending on the rights and obligations of the parties to the arrangements. In contrast, under IAS 31, there are three types of joint arrangements: jointly controlled entities, jointly controlled assets and jointly controlled operations.

In addition, joint ventures under IFRS 11 are required to be accounted for using the equity method of accounting, whereas jointly controlled entities under IAS 31 can be accounted for using the equity method of accounting or proportionate accounting.

IFRS 12 is a disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than those in the current standards.

These five standards are effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted provided that all of these five standards are applied early at the same time.

The Group management anticipates that these five standards will be adopted in the Group’s consolidated financial statements for the annual period beginning 1 January 2013. The application of IFRS 10 is expected not to have material impact on consolidated financial statements. Under IFRS 11, a jointly controlled entity may be classified as a joint operation or joint venture, depending on the rights and obligations of the parties to the joint arrangement. However, the Group management have not yet performed a detailed analysis of the impact of the application of these standards and hence have not yet quantified the extent of the impact.

IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. In general, the disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only under IFRS 7, “Financial Instruments: Disclosures” will be extended by IFRS 13 to cover all assets and liabilities within its scope.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

3.	Significant accounting policies (continued)

b)	New standards and interpretations (continued)

(iv)	New and Revised IFRSs in issue but not yet effective (continued)

IFRS 13 is effective for annual periods beginning on or after 1 January 2013, with earlier application permitted.

The Group management anticipates that IFRS 13 will be adopted in the Group’s consolidated financial statements for the annual period beginning 1 January 2013 and that the application of the new standard may affect the amounts reported in the financial statements and result in more extensive disclosures in the financial statements.

The amendments to IAS 1 retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis.

The amendments to IAS 1 are effective for annual periods beginning on or after 1 July 2012. The presentation of items of other comprehensive income will be modified accordingly when the amendments are applied in the future accounting periods.

The amendments to IAS 19 change the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and in fair value of plan assets when they occur, and hence eliminate the ‘corridor approach’ permitted under the previous version of IAS 19 and accelerate the recognition of past service costs. The amendments require all actuarial gains and losses to be recognized immediately through other comprehensive income in order for the net pension asset or liability recognized in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus.

The amendments to IAS 19 are effective for annual periods beginning on or after 1 January 2013 and require retrospective application with certain exceptions. The Group management anticipate that the amendments to IAS 19 will be adopted in the Group's consolidated financial statements for the annual period beginning 1 January 2013 and that the application of the amendments to IAS 19 may have impact on amounts reported in respect of the Group’s defined benefit plans. However, the Group management have not yet performed a detailed analysis of the impact of the application of the amendments and hence have not yet quantified the extent of the impact.

On 19 October 2011 the IASB issued an Interpretation, IFRIC 20, “Stripping Costs in the Production Phase of a Surface Mine”, clarifying the requirements for accounting for stripping costs in the production phase of a surface mine. The interpretation clarifies when production stripping should lead to the recognition of an asset and how that asset should be measured, both initially and in subsequent periods. The interpretation is effective for annual periods beginning on or after 1 January 2013 with earlier application permitted.

The amendments to IAS 32 are intended to clarify existing application issues relating to the offsetting rules and reduce the level of diversity in current practice. The amendments are effective for annual periods beginning on or after 1 January 2014.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

3.	Significant accounting policies (continued)

b)	New standards and interpretations (continued)

Annual Improvements 2009/2011 Cycle

Further to the above amendments and revised standards, the IASB have issued “Annual Improvements to IFRSs” in May 2012 that cover 5 main standards/interpretations as follows:

•	IFRS 1 First-time Adoption of International Financial Standards - Permit the repeated application of IFRS 1, borrowing costs on certain qualifying assets
•	IAS 1 Presentation of Financial Statements - Clarification of the requirements for comparative information
•	IAS 16 Property, Plant and Equipment - Classification of servicing equipment
•	IAS 32 Financial Instruments: Presentation - Clarify that tax effect of a distribution to holders of equity instruments should be accounted for in accordance with IAS 12 Income Taxes
•	IAS 34 Interim Financial Reporting - Clarify interim reporting of segment information for total assets in order to enhance consistency with the requirements in IFRS 8 Operating Segments

All amendments are effective on or after 1 January 2013.  Early adoptions of these amendments are allowed.  The Group has not yet had an opportunity to consider the potential impact of the adoption of these amendments to the standards.

4.	Critical accounting judgments and key sources of estimation uncertainty

Key sources of estimations

The economic environment in Belarus has deteriorated significantly since the second quarter of financial year 2011. Interest rates are linked to the prime refinance rate of the National Bank of Belarus, which has been gradually increased during 2011 and prices for goods and services denominated in BYR have been revisited several times in 2011 based on the change of market exchange rates. As of 31 December 2011, cumulative inflation in the last three years exceeded 100% and therefore Belarus was considered a hyperinflationary economy and in this context IAS 29 “Reporting in Hyperinflationary Economies” is applied by subsidiaries operating in Belarus in financial statements starting from their annual financial statements for the year ending 31 December 2011.

While the National Bank of the Republic of Belarus has taken certain measures aimed at stabilizing the situation and preventing negative trends in the domestic foreign exchange market, including speculative pressure on the BYR, there exist the potential for economic uncertainties to continue in the foreseeable future.

Current and potential future political and economic changes in Belarus could have an adverse effect on the subsidiaries operating in this country. The economic stability of Belarus depends on the economic measures that will be taken by the government and the outcomes of the legal, administrative and political processes in the country. These processes are beyond the control of the subsidiaries established in the country.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

4.	Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimations (continued)

Consequently, the subsidiaries operating within Belarus may subject to the risks, i.e. foreign currency and interest rate risks related to borrowings and the subscriber’s purchasing power and liquidity and increase in corporate and personal insolvencies, that may not necessarily be observable in other markets. The accompanying condensed interim consolidated financial statements contain the Group management’s estimations on the economic and financial positions of its subsidiaries operating in Belarus. The future economic situation of Belarus might differ from the Group’s expectations. As of 30 June 2012, the Group’s management believes that their approach is appropriate in taking all the necessary measures to support the sustainability of these subsidiaries’ businesses in the current circumstances.

5.	Operating segments

The Group has three reportable segments, as described below, which are based on the dominant source and nature of the Group’s risk and returns as well as the Group’s internal reporting structure. These strategic segments offer the same types of services, however they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

The Group comprises the following main operating segments: Turkcell, Euroasia Telecommunications Holding BV (“Euroasia”) and Belarusian Telecommunications Network (“Belarusian Telecom”), all of which are GSM operators in their countries.

Other operations mainly include companies operating in telecommunication and betting businesses and companies provide internet and broadband services, call center and value added services.

Information regarding the operations of each reportable segment is included below. Adjusted EBITDA is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Adjusted EBITDA definition includes revenue, direct cost of revenues excluding depreciation and amortization, selling and marketing expenses and administrative expenses. Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies.

The accounting policies of operating segments are the same as those described in the summary of significant accounting policies.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

5.	Operating segments (continued)

	Six months ended 30 June
	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Total external revenues	2,302,181	2,424,552	189,234	164,188	24,549	33,309	248,571	179,464	2,764,535	2,801,513
Intersegment revenue	7,869	5,826	2,195	2,382	33	43	200,261	205,663	210,358	213,914
Reportable segment adjusted EBITDA	683,310	745,800	55,169	42,473	(5,225)	(7,016)	106,997	107,971	840,251	889,228
Finance income	170,506	136,995	755	294	4,142	20,284	53,083	24,366	228,486	181,939
Finance cost	(18,497)	8,506	(25,436)	(29,217)	(26,311)	(187,701)	(23,153)	(43,068)	(93,397)	(251,480)
Monetary gain	-	-	-	-	44,179	-	-	-	44,179	-
Depreciation and amortization	(247,665)	(227,662)	(56,867)	(57,901)	(16,827)	(82,602)	(64,784)	(56,997)	(386,143)	(425,162)
Share of profit of equity accounted investees	-	-	-	-	-	-	64,133	71,626	64,133	71,626
Capital expenditure	196,569	196,675	13,807	19,129	7,092	8,776	121,997	109,307	339,465	333,887
Bad debt expense	(24,333)	(19,618)	(97)	(657)	(790)	(551)	(1,851)	(1,614)	(27,071)	(22,440)

	Three months ended 30 June
	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Total external revenues	1,195,267	1,257,980	98,973	87,218	13,884	16,034	123,112	93,883	1,431,236	1,455,115
Intersegment revenue	4,066	3,138	1,083	1,121	18	26	100,798	105,384	105,965	109,669
Reportable segment adjusted EBITDA	358,079	403,119	30,314	23,711	(2,338)	(2,838)	53,557	54,699	439,612	478,691
Finance income	105,277	71,295	738	130	(17,475)	20,161	3,954	8,928	92,494	100,514
Finance cost	(7,641)	33,465	(13,362)	(14,062)	(13,598)	(174,707)	(9,309)	(27,554)	(43,910)	(182,858)
Monetary gain	-	-	-	-	21,335	-	-	-	21,335	-
Depreciation and amortization	(123,209)	(115,969)	(28,174)	(29,630)	(10,552)	(70,683)	(33,568)	(28,885)	(195,503)	(245,167)
Share of profit of equity accounted investees	-	-	-	-	-	-	36,651	35,601	36,651	35,601
Capital expenditure	97,677	128,910	8,412	11,753	4,871	3,516	77,011	65,500	187,971	209,679
Bad debt expense	(11,382)	(4,877)	(69)	(296)	(374)	(256)	(907)	(1,146)	(12,732)	(6,575)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

5.	Operating segments (continued)

	As at 30 June 2012 and 31 December 2011
	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Reportable segment assets	3,850,919	3,493,183	503,002	544,578	178,354	160,277	1,255,040	1,086,949	5,787,315	5,284,987
Investment in associates	-	-	-	-	-	-	438,330	414,392	438,330	414,392
Reportable segment liabilities	813,418	922,418	88,924	116,132	71,512	88,127	239,252	242,085	1,213,106	1,368,762

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

5.	Operating segments (continued)

Reconciliations of reportable segment revenues, adjusted EBITDA, assets and liabilities and other material items:

	Six months ended		Three months ended
	30 June 2012	30 June 2011	30 June 2012	30 June 2011
Revenues
Total revenue for reportable segments	2,526,061	2,630,300	1,313,291	1,365,517
Other revenue	448,832	385,127	223,910	199,267
Elimination of inter-segment revenue	(210,358)	(213,914)	(105,965)	(109,669)
Consolidated revenue	2,764,535	2,801,513	1,431,236	1,455,115
	Six months ended		Three months ended
	30 June 2012	30 June 2011	30 June 2012	30 June 2011
Adjusted EBITDA
Total adjusted EBITDA for reportable segments	733,254	781,257	386,055	423,992
Other adjusted EBITDA	106,997	107,971	53,557	54,699
Elimination of inter-segment adjusted EBITDA	(12,864)	(32,264)	(5,302)	(19,436)
Consolidated adjusted EBITDA	827,387	856,964	434,310	459,255
Finance income	206,826	166,088	83,242	97,173
Finance costs	(57,566)	(227,114)	(24,616)	(181,517)
Monetary gain	44,179	-	21,335	-
Other income	7,232	23,722	3,865	5,330
Other expenses	(8,820)	(164,246)	(1,789)	(128,123)
Share of profit of equity accounted investees	64,133	71,626	36,651	35,601
Depreciation and amortization	(377,869)	(418,208)	(191,183)	(241,580)
Consolidated profit before income tax	705,502	308,832	361,815	46,139

	Six months ended		Three months ended
	30 June 2012	30 June 2011	30 June 2012	30 June 2011
Finance income
Total finance income / (costs) for reportable segments	175,403	157,573	88,540	91,586
Other finance income	53,083	24,366	3,954	8,928
Elimination of inter-segment finance income	(21,660)	(15,851)	(9,252)	(3,341)
Consolidated finance income	206,826	166,088	83,242	97,173

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

5.	Operating segments (continued)

	Six months ended		Three months ended
	30 June 2012	30 June 2011	30 June 2012	30 June 2011
Finance costs
Total finance cost for reportable segments	70,244	208,412	34,601	155,304
Other finance cost	23,153	43,068	9,309	27,554
Elimination of inter-segment finance cost	(35,831)	(24,366)	(19,294)	(1,341)
Consolidated finance cost	57,566	227,114	24,616	181,517

	Six months ended		Three months ended
	30 June 2012	30 June 2011	30 June 2012	30 June 2011
Depreciation and amortization
Total depreciation and amortization for reportable segments	321,359	368,165	161,935	216,282
Other depreciation and amortization	64,784	56,997	33,568	28,885
Elimination of inter-segment depreciation and amortization	(8,274)	(6,954)	(4,320)	(3,587)
Consolidated depreciation and amortization	377,869	418,208	191,183	241,580

	Six months ended		Three months ended
	30 June 2012	30 June 2011	30 June 2012	30 June 2011
Capital expenditure
Total capital expenditure for reportable segments	217,468	224,580	110,960	144,179
Other capital expenditure	121,997	109,307	77,011	65,500
Elimination of inter-segment capital expenditure	(18,513)	(16,086)	(9,685)	(9,267)
Consolidated capital expenditure	320,952	317,801	178,286	200,412

	30 June 2012	31 December 2011
Assets
Total assets for reportable segments	4,532,275	4,198,038
Other assets	1,255,040	1,086,949
Investments in equity accounted investees	438,330	414,392
Other unallocated amounts	3,387,351	3,399,422
Consolidated total assets	9,612,996	9,098,801

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

5.	Operating Segments (continued)

	30 June 2012	31 December 2011
Liabilities
Total liabilities for reportable segments	973,854	1,126,677
Other liabilities	239,252	242,085
Other unallocated amounts	1,860,396	1,998,434
Consolidated total liabilities	3,073,502	3,367,196

Geographical information

In presenting the information on the basis of geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	Six months ended		Three months ended
	30 June 2012	30 June 2011	30 June 2012	30 June 2011
Revenues
Turkey	2,493,279	2,564,056	1,288,592	1,330,712
Ukraine	191,352	164,188	100,137	87,218
Belarus	24,549	33,309	13,884	16,034
Turkish Republic of Northern Cyprus	31,056	34,721	15,940	17,774
Azerbaijan	13,894	3,848	6,703	2,065
Germany	10,405	1,391	5,980	1,312
	2,764,535	2,801,513	1,431,236	1,455,115

	30 June 2012	31 December 2011
Non-current assets
Turkey	3,652,374	3,443,530
Ukraine	507,409	548,746
Belarus	153,185	142,926
Turkish Republic of Northern Cyprus	53,037	51,433
Azerbaijan	4,780	5,043
Germany	4,714	4,855
Unallocated non-current assets	465,998	438,634
	4,841,497	4,635,167

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

6.	Seasonality of operations

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage had positively influenced the Company’s results in the second and third quarters of the fiscal year and negatively influenced the results in the first and fourth quarters of the fiscal year. Recently, however, due to changing market dynamics, such as the ICTA’s intervention in tariffs and increasing competition in the Turkish telecommunications market, the effects of seasonality on the Company’s subscribers’ mobile communications usage has decreased. Local and religious holidays in Turkey also affect the Company’s operational results.

7.	Other income and expenses

Other income amounts to $7,232, $23,722, $3,865 and $5,330 for the six and three months ended 30 June 2012 and 2011, respectively. Other income for the six months ended 30 June 2011 mainly comprises of penalty amounting to $12,656 received back from ICTA which was imposed in 2010 as a result of investigation of ICTA on tariff plans.

Other expenses amount to $8,820, $164,246, $1,789 and $128,123 for the six and three months ended 30 June 2012 and 2011, respectively. Other expenses for the six months ended 30 June 2012 mainly comprises payment for the penalty imposed by ICTA regarding the Company’s compatibility to ICTA’s regulations and decisions, as explained in Note 22 to condensed interim consolidated financial statements amounting to $3,419.

Other expenses for the six months ended 30 June 2011 mainly comprises of impairment charge recognized on goodwill arising from the acquisition of Belarusian Telecom amounting to $72,198, impairment recognized on the Group’s investment in Aks TV amounting $3,742, provision set for penalty imposed as a result of investigation of the Competition Board regarding applications to the distributors amounting $43,585 and additional provision set for Special Communication Tax (“SCT”) on the discounts applied to distributors for prepaid scratch card sales between January 2005 and January 2007 amounting to $30,397.

8.	Finance income and costs

Net finance income or cost amounts to $149,260, $(61,026), $58,626 and $(84,344) for the six and three months ended 30 June 2012 and 2011, respectively. Net finance income as of 30 June 2012 is mainly attributable to the interest income on bank deposits.

9.	Income tax expense

Effective tax rates are 18%, 42%, 19% and 146% for the six and three months ended 30 June 2012 and 2011, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

10.	Property, plant and equipment

Cost or deemed cost	Balance as at 1 January 2011	Additions	Disposals	Transfers	Impairment	Acquisitions through business combinations	Effect of movements in exchange rates and hyperinflation	Balance as at 31 December 2011
Network infrastructure (All operational)	5,638,149	88,535	(310,323)	546,137	-	8,155	(866,902)	5,103,751
Land and buildings	281,610	5,433	-	6,186	-	-	(48,518)	244,711
Equipment, fixtures and fittings	278,709	11,419	(2,034)	312	-	1,399	(48,081)	241,724
Motor vehicles	16,341	2,752	(884)	-	-	-	(2,676)	15,533
Leasehold improvements	136,506	3,337	(1,376)	212	-	608	(24,415)	114,872
Construction in progress	202,400	564,164	(522)	(492,381)	(36)	44	(47,352)	226,317
Total	6,553,715	675,640	(315,139)	60,466	(36)	10,206	(1,037,944)	5,946,908

Accumulated depreciation
Network infrastructure (All operational)	2,999,861	468,966	(306,767)	28,468	144,352	2,749	(514,173)	2,823,456
Land and buildings	106,750	9,167	-	6	-	-	(19,484)	96,439
Equipment, fixtures and fittings	252,184	9,106	(1,688)	(265)	12	680	(50,192)	209,837
Motor vehicles	11,827	1,824	(640)	-	22	-	(1,975)	11,058
Leasehold improvements	115,072	3,266	(1,354)	68	7	395	(20,936)	96,518
Total	3,485,694	492,329	(310,449)	28,277	144,393	3,824	(606,760)	3,237,308

Total property, plant and equipment	3,068,021	183,311	(4,690)	32,189	(144,429)	6,382	(431,184)	2,709,600

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

10.	Property, plant and equipment (continued)

Cost or deemed cost	Balance as at 1 January 2012	Additions	Disposals	Transfers	Impairment	Effect of movements in exchange rates and hyperinflation	Balance as at 30 June 2012
Network infrastructure (All operational)	5,103,751	30,719	(79,342)	205,453	-	218,336	5,478,917
Land and buildings	244,711	3,440	-	4	-	10,837	258,992
Equipment, fixtures and fittings	241,724	4,817	(645)	71	-	10,657	256,624
Motor vehicles	15,533	717	(346)	-	-	792	16,696
Leasehold improvements	114,872	801	(51)	50	-	5,162	120,834
Construction in progress	226,317	209,735	(1,087)	(194,419)	(5,393)	9,107	244,260
Total	5,946,908	250,229	(81,471)	11,159	(5,393)	254,891	6,376,323

Accumulated depreciation
Network infrastructure (All operational)	2,823,456	237,730	(78,330)	6,447	13,946	123,000	3,126,249
Land and buildings	96,439	4,511	-	-	-	4,340	105,290
Equipment, fixtures and fittings	209,837	4,488	(593)	-	-	10,526	224,258
Motor vehicles	11,058	985	(313)	-	-	590	12,320
Leasehold improvements	96,518	1,913	(43)	-	-	4,414	102,802
Total	3,237,308	249,627	(79,279)	6,447	13,946	142,870	3,570,919

Total property, plant and equipment	2,709,600	602	(2,192)	4,712	(19,339)	112,021	2,805,404

Depreciation expenses for the six and three months ended 30 June 2012 and 2011 are $268,966, $285,216, $135,831 and $165,923, respectively including impairment losses and recognized in direct cost of revenues.

The impairment losses on property, plant and equipment for the six months ended 30 June 2012 and 2011 are $19,339 and $63,984, respectively and recognized in depreciation expense.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

11.	Intangible assets

Goodwill arising from acquisition of Turkcell Superonline in 2008 and Global Iletisim in 2011 amounts to $18,095 (31 December 2011: $17,307) and $75 (31 December 2011: $71) as of 30 June 2012, respectively. Goodwill arising from acquisition of Belarusian Telecom was fully impaired as of 31 December 2011.

Impairment testing for long-lived assets

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Long-lived assets were tested for impairment as at 31 December 2011. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets, cash generating units. As at 31 December 2011, impairment test for long-lived assets of Astelit and A-Tel, was made on the assumption that Astelit and A-Tel are the cash generating units.

Astelit: As the recoverable amounts based on the value in use of cash generating units was higher than the carrying amount of cash-generating units of Astelit, no impairment was recognized. The assumptions used in value in use calculation of Astelit as at 31 December 2011 were:

A 13.6% post-tax WACC rate for 2012, a 13.7% post-tax WACC rate for 2013, a 13.9% post-tax WACC rate for after 2013 and 2.5% terminal growth rate were used to extrapolate cash flows beyond the 5-year forecasts based on the business plans. Independent appraisal was obtained for fair value to determine recoverable amounts for Astelit. The pre-tax rate for disclosure purposes was 15.5%.

A-Tel:  As the recoverable amounts based on the value in use of cash generating units was lower than the carrying amount of cash-generating units of A-Tel, an impairment loss of $15,655 was recognized in consolidated financial statements for the year ended 31 December 2011. The impairment loss was decreased from the carrying value of the asset and was included in other expense of statement of comprehensive income for the year ending 31 December 2011. The assumptions used in value in use calculation of A-Tel as at 31 December 2011 were:

A 14.2% post-tax WACC rate and a 5.0% terminal growth rate were used to extrapolate cash flows beyond the 5-year forecasts based on the business plans. Independent appraisal was obtained for fair value to determine recoverable amounts for A-Tel. The pre-tax rate for disclosure purposes was 14.2%.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

11.	Intangible assets (continued)

Cost	Balance at 1 January 2011	Additions	Disposals	Transfers	Impairment	Acquisitions through business combinations	Effects of movements in exchange rates and hyperinflation	Balance at 31 December 2011
GSM and other telecommunication operating licenses	1,421,435	5,553	-	-	-	1,313	(235,276)	1,193,025
Computer software	2,019,716	52,433	(433)	82,719	-	1,660	(338,550)	1,817,545
Transmission lines	32,615	118	-	-	-	-	(5,872)	26,861
Central betting system operating right	5,722	341	-	-	-	-	(1,039)	5,024
Indefeasible right of usage	22,531	-	-	-	-	-	(4,090)	18,441
Brand name	4,554	-	-	-	-	-	(827)	3,727
Customer base	6,231	-	-	-	-	2,600	(1,320)	7,511
Customs duty and VAT exemption right	49,987	-	-	-	-	-	(3,240)	46,747
Goodwill	141,257	-	-	-	(52,971)	81	(70,989)	17,378
Other	2,782	-	-	-	-	-	(292)	2,490
Construction in progress	2,626	140,162	-	(143,185)	-	-	397	-
Total	3,709,456	198,607	(433)	(60,466)	(52,971)	5,654	(661,098)	3,138,749

Accumulated amortization
GSM and other telecommunication operating licenses	465,732	65,972	-	-	53,177	15	(83,766)	501,130
Computer software	1,472,109	145,919	(291)	(28,277)	-	1,468	(276,357)	1,314,571
Transmission lines	27,007	1,229	-	-	-	-	(4,739)	23,497
Central betting system operating right	4,116	219	-	-	-	-	(934)	3,401
Indefeasible right of usage	1,543	1,391	-	-	-	-	(586)	2,348
Brand name	1,024	422	-	-	-	-	(235)	1,211
Customer base	2,581	619	-	-	-	-	(540)	2,660
Customs duty and VAT exemption right	25,462	9,946	-	-	8,669	-	(1,367)	42,710
Other	571	229	-	-	-	-	113	913
Total	2,000,145	225,946	(291)	(28,277)	61,846	1,483	(368,411)	1,892,441

Total intangible assets	1,709,311	(27,339)	(142)	(32,189)	(114,817)	4,171	(292,687)	1,246,308

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

11.	Intangible assets (continued)

Cost	Balance at 1 January 2012	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates and hyperinflation	Balance at 30 June 2012
GSM and other telecommunication operating licenses	1,193,025	639	-	-	-	53,954	1,247,618
Computer software	1,817,545	13,941	-	45,083	-	80,309	1,956,878
Transmission lines	26,861	42	-	-	-	1,204	28,107
Central betting system operating right	5,024	488	-	-	-	229	5,741
Indefeasible right of usage	18,441	-	-	-	-	850	19,291
Brand name	3,727	-	-	-	-	170	3,897
Customer base	7,511	-	-	-	-	343	7,854
Customs duty and VAT exemption right	46,747	-	-	-	-	4,873	51,620
Goodwill	17,378	-	-	-	-	792	18,170
Other	2,490	-	-	-	-	167	2,657
Construction in progress	-	56,242	-	(56,242)		-	-
Total	3,138,749	71,352	-	(11,159)	-	142,891	3,341,833

Accumulated amortization
GSM and other telecommunication operating licenses	501,130	29,690	-	-	-	24,942	555,762
Computer software	1,314,571	74,949	-	(6,447)	1,357	58,335	1,442,765
Transmission lines	23,497	525	-	-	-	1,014	25,036
Central betting system operating right	3,401	133	-	-	-	211	3,745
Indefeasible right of usage	2,348	649	-	-	-	96	3,093
Brand name	1,211	197	-	-	-	53	1,461
Customer base	2,660	360	-	-	-	118	3,138
Customs duty and VAT exemption right	42,710	963	-	-	-	4,527	48,200
Other	913	80	-	-	-	(19)	974
Total	1,892,441	107,546	-	(6,447)	1,357	89,277	2,084,174

Total intangible assets	1,246,308	(36,194)	-	(4,712)	(1,357)	53,614	1,257,659

Amortization expenses on intangible assets other than goodwill for the six and three months ended 30 June 2012 and 2011 are $108,903, $132,992, $55,352 and $75,657 respectively including impairment losses and recognized in direct cost of revenues.

Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated capitalized cost is $17,250 for the six months ended 30 June 2012 (30 June 2011: $14,105).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

11.	Intangible assets (continued)

Impairment testing for cash-generating unit containing goodwill

Goodwill allocated to cash generating units and carrying values of all cash generating units are annually tested for impairment. The recoverable amounts (that is, higher of value in use and fair value less cost to sell) are normally determined on the basis of value in use, applying discounted cash flow calculation. Independent appraisals were obtained for fair values to determine recoverable amounts for Belarusian Telecom and Turkcell Superonline as at 31 December 2011.

In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of growth in EBITDA, calculated as results from operating activities before depreciation and amortization and other income/(expenses), timing and quantum of future capital expenditure, long term growth rates, and the selection of discount rates to reflect the risks involved.

Belarusian Telecom

As at 31 December 2011, impairment test was performed for Belarusian Telecom and after tax impairment at the amount of $206,038 was calculated for the cash-generating unit. The aggregate carrying amount of goodwill arising from the acquisition of Belarusian Telecom was totally impaired by $52,971 and is included in other expense of statement of comprehensive income. Remaining impairment amounting to $169,320 was allocated to the fixed assets of the cash-generating unit on a pro-rata basis based on the carrying amount of each asset in the cash-generating unit and is included in depreciation expense. Tax effect of the long-lived asset impairment of $16,253 is included in deferred taxation benefit. Value in use was determined by discounting the expected future cash flows to be generated by the cash-generating unit and the terminal value. The calculation of the value in use was based on the following key assumptions:
The projection period for the purposes of goodwill impairment testing is taken as 5 years between 1 January 2012 and 31 December 2016. Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 3.0% which does not exceed the estimated average growth rate for Belarus.
A post-tax discount rate WACC of 15.7% was applied in determining the recoverable amount of the cash-generating unit. The post-tax rate was adjusted considering the tax cash outflows and other future tax cash flows and discrepancies between the cost of the assets and their tax bases. The pre-tax rate for disclosure purposes was 19.0%.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

11.	Intangible assets (continued)

Impairment testing for cash-generating unit containing goodwill (continued)

Turkcell Superonline
As at 31 December 2011, the aggregate carrying amount of goodwill allocated to Turkcell Superonline is $17,307. As the recoverable value based on the value in use of the cash generating units is estimated to be higher than carrying amount, no impairment was required for goodwill arising from the acquisition of Superonline as at 31 December 2011. The calculation of the value in use was based on the following key assumptions:

The projection period for the purposes of goodwill impairment testing is taken as 8 years between 1 January 2012 and 31 December 2019.

Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 2.8%. This growth rate does not exceed the long-term average growth rate for the market in which Superonline operates.

A post-tax discount rate WACC of 15.5% was applied in determining the recoverable amount of the unit. Discounting post-tax cash flows at a post-tax discount rate and discounting pre-tax cash flows at pre-tax discount rate give same results, since the pre-tax discount rate is the post-tax discount rate adjusted to reflect the specific amount and timing of the future tax cash flows. For disclosure purposes pre-tax discount rate was 17.6%.

After the acquisition of Superonline Uluslararasi in 2008, management merged Superonline Uluslararasi’s operations with its wholly owned subsidiary, Tellcom Iletisim Hizmetleri AS in May 2009. With the merger, Superonline Uluslararasi and Tellcom seized to be separate cash generating units and merged as one cash generating unit under the brand name of Superonline. Therefore, the business plans used for the purpose of the impairment testing represents the merged entities operations.

12.	Equity accounted investees

The Group’s share of profit in its equity accounted investees for the six and three months ended 30 June 2012 and 2011 are $64,133, $71,626, $36,651 and $35,601, respectively.

The Company’s investment in Fintur Holdings BV (“Fintur”) and A-Tel amounts to $377,645 and $60,685 respectively as at 30 June 2012 (31 December 2011: $358,544 and $55,848).

In 2011, Fintur has decided to distribute three dividends amounting to $50,000, $54,000 and $55,000. The Company reduced the carrying value of its investments in Fintur by the cash collected dividend of $20,725, $22,383 and $22,798 on 7 April 2011, 14 October 2011 and 16 December 2011, respectively.

In 2012, Fintur has decided to distribute dividend amounting to$100,000 and $40,000. The Company reduced the carrying value of investments in Fintur by the cash collected dividend of $41,450, $16,580 on 19 January 2012 and 29 May 2012, respectively.

During March 2011 at the General Assembly meeting of A-Tel, it has been decided to distribute dividend amounting to TL 26,982 (equivalent to $14,936 as at 30 June 2012). The Company reduced the carrying value of its investments in A-Tel by its dividend portion of TL 13,491 (equivalent to $7,468 as at 30 June 2012) as at 31 December 2011.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

13.	Other investments

Current investments:

	30 June 2012	31 December 2011
Available-for sale financial assets
Deposits	302	-
Derivatives not used for hedging
Option contracts	20	-
Deposits maturing after 3 months or more
Time deposits	-	844,982
	322	844,982

As at 31 December 2011, TL denominated time deposits maturing after 3 months or more amounting to $689,831 have stated effective interest rate of 12.2%, USD denominated time deposits maturing after 3 months or more amounting to $154,500 have stated effective interest rate of 5.4% and BYR denominated time deposits maturing after 3 months or more amounting to $651 have stated effective interest rate of 46.1%.

14.	Trade receivables and accrued income

	30 June 2012	31 December 2011
Accrued service income	494,765	409,562
Receivables from subscribers	442,755	379,881
Accounts and checks receivable	93,249	52,003
Receivables from Turk Telekomunikasyon AS (“Turk Telekom”)	820	935
	1,031,589	842,381

Trade receivables are shown net of allowance for doubtful debts amounting to $361,909 as at 30 June 2012 (31 December 2011: $322,940). The movement in the allowance for impairment of trade receivables and due from related parties is disclosed in Note 20.

Letters of guarantee received with respect to the accounts and checks receivable are amounted to $96,366 and $98,086 as at 30 June 2012 and 31 December 2011, respectively.

The accrued service income represents revenues accrued for subscriber calls (air-time) and contracted receivables related to handset campaigns, which have not been billed and will be billed within one year. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for rendered but not yet billed. Contracted receivables related to handset campaigns, which will be invoiced after one year is presented under non-current trade receivables amounting to $145,570 (31 December 2011: $113,327).

The Group’s exposure to credit and currency risks and impairment losses related to trade receivables are disclosed in Note 20.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

15.	Other current assets

	30 June 2012	31 December 2011
Prepaid expenses	213,257	83,054
Interest income accruals	12,192	19,990
Advances to suppliers	15,945	10,263
Prepayment for subscriber acquisition cost	17,395	6,720
Restricted cash	5,052	6,369
VAT receivable	4,213	5,022
Receivables from personnel	3,158	3,776
Other	61,731	63,264
	332,943	198,458
Prepaid expenses mainly comprises prepaid rent expense and frequency usage fees for prepaid subscribers paid which will be partially charged to prepaid subscribers on a monthly basis throughout the year.

Subscriber acquisition costs are subsidies paid to dealers for engaging a fixed term contract with the subscriber that require a minimum consideration.

As at 30 June 2012, restricted cash mainly represents amounts deposited at banks as guarantees in connection with the loan utilized by Azerinteltek and mature in 6 months.

16.	Cash and cash equivalents

	30 June 2012	31 December 2011
Cash in hand	116	124
Cheques received	470	168
Banks	3,341,265	2,507,028
-Demand deposits	195,491	154,228
-Time deposits	3,145,774	2,352,800
Bonds and bills	2,323	1,209
Cash and cash equivalents	3,344,174	2,508,529
Bank overdrafts	(65)	(1,084)
Cash and cash equivalents in the statement of cash flows	3,344,109	2,507,445

As at 30 June 2012, cash and cash equivalents deposited in banks that are owned and/or controlled by Cukurova Group, a significant shareholder of the Company is amounting to $0.036 (31 December 2011: $0.036).

As at 30 June 2012, average maturity of time deposits is 61 days (31 December 2011: 83 days).

The Group’s exposure to currency risk and a sensitivity analysis for financial assets and liabilities are disclosed in Note 20.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

17.	Dividends

The Company has adopted a dividend policy, which is set out in its corporate governance guidance. As adopted, the Company’s general dividend policy is to pay dividends to shareholders with due regard to trends in the Company’s operating performance, financial condition and other factors.

The Board of Directors intends to distribute cash dividends in an amount of not less than 50% of the Company’s lower of distributable profit based on the financial statements prepared in accordance with the accounting principles accepted by the CMB or statutory records, for each fiscal year starting with profits for fiscal year 2004. However, the payment of dividends will still be subject to cash flow requirements of the Company, compliance with Turkish law and the approval of amendment by the Board of Directors and the General Assembly of Shareholders.

On 23 March 2011, the Company’s Board of Directors has proposed a dividend distribution for the year ended 31 December 2010 amounting to TL 1,328,697 (equivalent to $735,509 as at 30 June 2012), which represented 75% of distributable income. This represents a net cash dividend of full TL 0.6039532 (equivalent to full $0.33 as at 30 June 2012) per share. This dividend proposal was discussed but not approved at the Ordinary General Assembly of Shareholders held on 21 April 2011 and the Extraordinary General Assemblies of Shareholders held on 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the dividend proposal could not be presented for approval.

	2011
	TL	USD*

Cash dividends	1,328,697	735,509

* USD equivalent of dividend is computed by using the Central Bank of the Republic of Turkey’s TL/USD exchange rate on 30 June 2012.

In the Ordinary General Assemblies of Shareholders Meeting of Inteltek Internet Teknoloji Yatirim ve Danismanlik AS (“Inteltek”) held on 4 April 2012, it had been decided to distribute dividends amounting to TL 34,061 (equivalent to $18,855 as at 30 June 2012). The dividend was paid on 3 May 2012.

18.	Earnings per share

The calculations of basic and diluted earnings per share as at 30 June 2012 were based on the profit attributable to ordinary shareholders for the six and three months ended 30 June 2012 and 2011 of $585,046, $196,070, $297,467 and $(13,546) respectively and a weighted average number of shares outstanding during six and three months ended 30 June 2012 and 2011 of 2,200,000,000 calculated as follows:

	Six months ended 30 June		Three months ended 30 June
	2012	2011	2012	2011
Numerator:
Net profit/(loss) for the period attributed to owners	585,046	196,070	297,467	(13,546)
Denominator:
Weighted average number of shares	2,200,000,000	2,200,000,000	2,200,000,000	2,200,000,000
Basic and diluted earnings/(loss) per share	0.27	0.09	0.14	(0.01)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

19.	Loans and borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to foreign currency risk for interest bearing loans, see Note 20.
	30 June 2012	31 December 2011
Non-current liabilities
Unsecured bank loans	359,763	1,030,081
Secured bank loans	9,048	9,557
Finance lease liabilities	16,466	17,742
	385,277	1,057,380
Current liabilities
Current portion of unsecured bank loans	1,046,109	589,251
Unsecured bank facility	291,098	210,996
Secured bank facility	5,020	6,414
Current portion of secured bank loans	1,881	1,895
Current portion of finance lease liabilities	2,478	2,149
Option contracts used for hedging	1,181	868
Option contracts not used for hedging	-	380
	1,347,767	811,953

As of 1 February 2012, Astelit had debt repayments related to Euroasia Loan in the amount of $150,165 and to Financell Loans in the amount of $172,799. Since June 2011, Astelit has not met the payment obligations, which were waived until 1 February 2012. Since that date, the Board of Directors of the Company has not acted to approve or reached a consensus for the extension of repayment dates. As a result, Astelit was unable to meet its repayment obligations in relation to Euroasia and Financell Loans totaling $322,964 and defaulted on its loan agreements (As of 30 June 2012, Astelit’s unmet obligations under its loans to Financell and ETH has reached a total of $408,866). As a consequence of Astelit’s default, cross default clauses have been triggered on five loan agreements totaling $553,886 (currently decreased to $373,496, following the Company’s $150,000 guarantee payment and other principle payments) and waivers were obtained for the aforementioned loans before 30 June 2012. In the context of guarantees, Financell has pledges on shares and all assets of Astelit including bank accounts. Additionally, Financell has a second priority pledge on Euroasia shares held by System Capital Management Limited together with a guarantee and indemnity given by System Capital Management Limited. Financell has rights to commence enforcement of pledges and guarantee under certain conditions.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

19.	Loans and borrowings (continued)

In the same vein, Euroasia, a Group company that is a 100% shareholder of Astelit, which had previously borrowed $150,000 to finance Astelit, also defaulted on its loan on 30 March 2012. As a guarantor, the Company paid $150,000 to related banks on 6 April 2012. In relation to the guarantee agreement, a first priority pledge on Euroasia shares held by System Capital Management Limited has been established in favor of the Company. Upon payment of the guaranteed amount, the Company has the right to commence enforcement of this pledge on the Euroasia shares under certain conditions. As a consequence of Euroasia’s default, cross default clauses have been triggered on four loan agreements (the same ones referenced above) totaling $373,496. In this respect, the aforementioned borrowings are presented in the current liabilities in the statement of financial position as of 30 June 2012. As a consequence of Euroasia's default, cross default clauses have been triggered on four loan agreements (the same ones referenced above) totaling $373,496. Waivers for these defaults were received on 25 July 2012.

With respect to the amounts due to Financell, the Board of Directors of the Company decided to extend a guarantee to Financell in order to perform its obligations with respect to the loans granted by the banks for providing Group financing. The guarantee will be up to $410,650 principle amount plus interest and any other costs, expenses and fees that may accrue. This guarantee includes the debt repayments of $172,799 due under the loan agreements signed between Astelit and Financell, and of the loans that Financell granted to Astelit which have not yet fallen due.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

19.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

				30 June 2012			31 December 2011
	Currency	Year of maturity	Interest rate type	Nominal interest rate	Face value	Carrying amount	Nominal interest rate	Face value	Carrying amount

Unsecured bank loans	USD	2012-2018	Floating	Libor+1.35%-4.60%	1,245,918	1,250,266	Libor+1.35%-4.60%	1,314,680	1,318,799
Unsecured bank loans	USD	2012-2013	Fixed	2.24%-8.0%	431,231	427,499	2.24%-8.0%	493,979	486,370
Unsecured bank loans	EUR	2012-2013	Floating	Libor+2.65%-3.465%	18,773	19,205	Libor+2.65%-3.465%	19,358	19,680
Secured bank loans**	BYR	2020	Floating	RR*+2%	6,577	8,356	RR*+2%	6,939	8,818
Secured bank loans	USD	2012	Fixed	5.00%	5,000	5,020	5.00%	6,300	6,414
Secured bank loans***	EUR	2013	Floating	Libor+3.465%	2,495	2,573	Libor+3.465%	2,578	2,634
Unsecured bank loans	TL	2012	Fixed	15.00%	-	-	15.00%	5,479	5,479
Finance lease liabilities	EUR	2012-2024	Fixed	3.35%	21,274	17,294	3.35%	22,345	17,623
Finance lease liabilities	USD	2012-2015	Fixed	4.64%-7.3%	1,622	1,540	4.64%-7.0%	2,116	2,108
Finance lease liabilities	TL	2012-2014	Fixed	10.24%	120	110	10.24%	160	160
					1,733,010	1,731,863		1,873,934	1,868,085
(*)	Refinancing rate of the National Bank of the Republic of Belarus.
(**)	Secured by Republic of Belarus Government.
(***)	Secured by System Capital Management Limited (“SCM”).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

20.	Financial instruments

The movement in the allowance for impairment in respect of trade receivables and due from related parties as at 30 June 2012 and 31 December 2011 is as follows:

	30 June 2012	31 December 2011
Opening balance	327,435	376,808
Impairment loss recognized	27,071	31,361
Write-off	(8,579)	(6,776)
Acquisitions through business combination	-	784
Effect of change in foreign exchange rate	20,258	(74,742)
Closing balance	366,185	327,435

The impairment loss recognized of $27,071 for the six months ended 30 June 2012 relates to its estimate of incurred losses in respect of trade receivables and due from related parties.

The allowance accounts in respect of trade receivables and due from related parties is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amount considered irrecoverable and is written off against the trade receivable and due from related parties directly.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

20.	Financial instruments (continued)

Exposure to currency risk

The Group’s foreign currency position based on notional amounts is as follows:

	31 December 2011
	USD	EUR
Foreign currency denominated assets
Other non-current assets	26	-
Other investments	154,500	-
Due from related parties-current	8,580	3,820
Trade receivables and accrued income	52,422	39,141
Other current assets	6,861	1,153
Cash and cash equivalents	893,477	3,833
	1,115,866	47,947
Foreign currency denominated liabilities
Loans and borrowings-non current	(1,060,159)	(28,015)
Other non-current liabilities	(138,497)	-
Loans and borrowings-current	(660,290)	(1,211)
Trade and other payables	(154,869)	(48,168)
Due to related parties	(1,137)	(478)
	(2,014,952)	(77,872)
Net exposure	(899,086)	(29,925)

	30 June 2012
	USD	EUR
Foreign currency denominated assets
Other non-current assets	13	-
Due from related parties-current	4,751	928
Trade receivables and accrued income	28,586	38,105
Other current assets	5,132	1,192
Cash and cash equivalents	1,006,074	4,853
	1,044,556	45,078
Foreign currency denominated liabilities
Loans and borrowings-non current	(358,099)	(17,309)
Other non-current liabilities	(94,372)	-
Loans and borrowings-current	(1,169,102)	(11,484)
Trade and other payables	(115,735)	(33,626)
Due to related parties	(865)	(57)
	(1,738,173)	(62,476)
Net exposure	(693,617)	(17,398)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

20.	Financial instruments (continued)

Exposure to currency risk (continued)

The following significant exchange rates are applied during the period:

	Average Rate		Closing Rate
	30 June	30 June	30 June	31 December
	2012	2011	2012	2011

USD/TL	1.7892	1.5697	1.8065	1.8889
EUR/TL	2.3353	2.2123	2.2742	2.4438
USD/BYR	8,199.2	3,508.0	8,320.0	8,350.0
USD/HRV	7.9894	7.9556	7.9925	7.9898

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies. The analysis excludes net foreign currency investments.

10% strengthening of the TL, HRV, BYR against the following currencies as at 30 June 2012 and 31 December 2011 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2012	2011

USD	69,362	89,909
EUR	2,190	3,872

10% weakening of the TL, HRV, BYR against the following currencies as at 30 June 2012 and 31 December 2011 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2012	2011

USD	(69,362)	(89,909)
EUR	(2,190)	(3,872)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

20.	Financial instruments (continued)

Fair values

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method:

The different levels have been identified as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the assets and liability, either directly or indirectly.

Level 3: inputs for the asset or liability that are not based on observable market.

	Level 1	Level 2	Level 3	Total
30 June 2012

Financial Assets Available-for sale financial assets	302	-	-	302
Option contracts not used for hedging	-	20	-	20
	302	20	-	322
Financial Liabilities Financial liability in relation to put option	-	-	10,490	10,490
Option contracts used for hedging	-	1,181	-	1,181
	-	1,181	10,490	11,671

31 December 2011	Level 1	Level 2	Level 3	Total

Financial Liabilities Financial liability in relation to put option	-	-	10,094	10,094
Option contracts not used for hedging	-	380	-	380
Option contracts used for hedging	-	868	-	868
	-	1,248	10,094	11,342

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

20.	Financial instruments (continued)

Fair values (continued)

Fair value hierarchy (continued)

	Available-for sale financial assets	Financial liability in relation to put option	Total
Balance as at 1 January 2012	-	(10,094)	(10,094)
Total gains or losses:
in profit or loss	-	(396)	(396)
Balance as at 30 June 2012	-	(10,490)	(10,490)

The table above shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy.

Total gains or losses included in profit or loss for the period in the following table are presented in the statement of comprehensive income as follows:

	Available-for sale financial assets	Financial liability in relation to put option	Total
Total gains or losses included in profit or loss for the period:
Net financing costs	-	(396)	(396)

Total gains or losses for the period included in profit or loss for asset and liabilities held at the end of the reporting period:	-	(396)	(396)
Net financing costs

21.	Guarantees and purchase obligations

As at 30 June 2012, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship and advertisement services amount to $718,549 (31 December 2011: $780,179).

As at 30 June 2012, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations and provided financial guarantees to subsidiaries totaling to TL 2,703,986 (equivalent to $1,496,809 as at 30 June 2012) (31 December 2011: TL 2,983,689 equivalent to $1,579,591 as at 31 December 2011).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies

Legal Proceedings

The Group is involved in various claims and legal actions arising in the ordinary course of business described below.

Dispute with Turk Telekom with respect to call termination fees

Upon application of Turk Telekom, the ICTA has set temporary (and after final) call termination fees for calls to be applied between Turk Telekom and the Company starting from 10 August 2005. However, Turk Telekom did not apply these termination fees for the international calls.

Therefore, on 22 December 2005, the Company filed a lawsuit against Turk Telekom to cease this practice and requested collection of its damages amounting to TL 11,274 (equivalent to $6,241 as at 30 June 2012) with overdue interest amounting TL 521 (equivalent to $288 as at 30 June 2012) and late payment fee amounting TL 175 (equivalent to $97 as at 30 June 2012) totaling to TL 11,970 (equivalent to $6,626 as at 30 June 2012) covering the period from August 2005 until October 2005. Expert reports and supplementary expert reports which are obtained for the lawsuit, affirm justification of the Company.

On 19 December 2006, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by ICTA for the period between November 2005 and October 2006 amounting to TL 23,726 (equivalent to $13,134 as at 30 June 2012) including principal, interest and penalty on late payment. The Court decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

On 2 November 2007, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by ICTA for the period between November 2006 and February 2007 amounting to TL 6,836 (equivalent to $3,784 as at 30 June 2012) including principal, interest and penalty on late payment. The Court also decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

On 28 September 2011, the Court decided in favor of the Company for all consolidated cases. The Court decided that Turk Telekom should pay to the Company in total TL 42,597 (equivalent to $23,580 as at 30 June 2012) plus VAT and Special Communication Tax (“SCT”) composed of principle amounting to TL 36,502 (equivalent to $20,206 as at 30 June 2012), interest and penalty amounting to TL 6,095 (equivalent to $3,374 as at 30 June 2012). The Court also decided that Turk Telekom should pay interest, penalty, VAT and SCT calculated for the principal from date of case to the payment date. Turk Telekom appealed the decision.

The Company replied this appeal request. Appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2012 (31 December 2011: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Turk Telekom Transmission Lines Leases

Effective from 1 July 2000, Turk Telekom annulled the discount of 60% that it provided to the Company based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. The Company filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on 30 July 2001, the Company had been notified that the court of appeal upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Differences in the total nominal rent for the concerned period amounting to TL 29,125 (equivalent to $16,122 as at 30 June 2012) have been accrued by Turk Telekom and deducted from the receivables of the Company. Accordingly, the Company paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, the Company recorded an accrual amounting to a nominal amount of TL 3,023 (equivalent to $1,673 as at 30 June 2012) for possible interest charges as at 31 December 2000. On 9 May 2002, Turk Telekom requested an interest amounting to a nominal amount of TL 30,068 (equivalent to $16,644 as at 30 June 2012).

The Company did not agree with Turk Telekom's interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, the Company initiated a lawsuit against Turk Telekom on the legality of such interest. On 25 December 2008, the Court rejected the case. The Company appealed the decision. The Supreme Court rejected the appeal. The Company applied for the correction of the decision. The Supreme Court rejected the correction of the decision request and the decision is finalized.

Based on the management opinion, the Company accrued provision of TL 91,864 (equivalent to $50,852 as at 30 June 2012) and the Company netted off the whole amount from the receivables from Turk Telekom as at 30 June 2012.

Additionally, a lawsuit is commenced against Turk Telekom on 28 October 2010 to collect the receivable amounting to principal of TL 23,378 (equivalent to $12,941 as at 30 June 2012), overdue interest of TL 3,092 (equivalent to $1,712 as at 30 June 2012) and delay fee of TL 1,925 (equivalent to $1,066 as at 30 June 2012), with the contractual default interest until payment date on the ground that the above mentioned exercise is contrary to the term of the contract which is effective for the year 2000, Turk Telekom has already collected the whole amount which is subjected to the related court decision as of 31 October 2009 and Turk Telekom collected additional receivable. The Court decided to obtain an expert report. The expert committee submitted their report to the Court. The expert report is in favor of the Company. The Court decided to obtain a supplementary expert report from the same expert committee. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2012 (31 December 2011: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding the Fine Applied by the Competition Board

The Competition Board commenced an investigation of business dealings between the Company and the mobile phone distributors in October 1999. The Competition Board decided that the Company disrupted the competitive environment through an abuse of a dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, the Company was fined a nominal amount of approximately TL 6,973 (equivalent to $3,860 as at 30 June 2012) and was enjoined to cease these infringements. The Company initiated a lawsuit before Council of State for the injunction and cancellation of the decision. On 15 November 2005, the Court cancelled the Competition Board’s decision.

After the cancellation of the Competition Board’s decision, the Competition Board has given the same decision again on 29 December 2005. On 10 March 2006, the Company initiated a lawsuit before Council of State for the injunction and cancellation of the Competition Board’s decision dated 29 December 2005. On 13 May 2008, Council of State dismissed the lawsuit. The Company appealed the decision. Appeal process is still pending.

Based on the decision of Competition Board, Ankara Tax Office requested the Company to pay TL 6,973 (equivalent to $3,860 as at 30 June 2012) through the payment order dated 4 August 2006. On 25 September 2006, the Company made the related payment and initiated a lawsuit for the cancellation of this payment order. The Court dismissed the lawsuit, and the Company appealed this decision. On 17 March 2009, Council of State reversed the judgment of the Local Court. Local Court decided in line with the decision of Council of State. On 18 December 2009, the Court rejected the case and the Company also appealed this decision. Council of State reversed the judgment of the Instance Court. Local Court decided in line with the decision of Council of State. On 15 June 2011, the Court rejected the case again. The Company also appealed this decision. Council of State accepted the Company’s stay of order requests at appeal phase. Appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2012 (31 December 2011: None).

Dispute regarding the Fine Applied by the Competition Board regarding Mobile Marketing Activities

The Competition Board decided to initiate an investigation in order to identify whether the Company maintains exclusive activities on mobile marketing and their appropriateness with respect to competition rules. On 23 December 2009, Competition Board decided that the Company violates competition rules in GSM and mobile marketing services and fined the Company amounting to TL 36,072 (equivalent to $19,968 as at 30 June 2012). The payment was made within 1 month following the notification of the decision of the Competition Board. Therefore, 25% discount was applied and TL 27,054 (equivalent to $14,976 as at 30 June 2012) is paid as the monetary fine on 25 May 2010. The Company filed a legal case on 25 June 2010 for the stay of execution and cancellation of the aforementioned decision. The Court rejected the Company’s stay of execution request. The Company objected to the decision. The objection was rejected. The lawsuit is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding the Fine Applied by the Competition Board regarding Mobile Marketing Activities (continued)

Avea, depending on the Competition Board decision, initiated a lawsuit against the Company claiming a compensation from the Company for its damages amounting to TL 1,000 (equivalent to $554 as at 30 June 2012), with reservation of further claims, on the ground that the Company violated the competition. During the judgment, Avea increased its request of material compensation to TL 5,000 (equivalent to $2,768 as at 30 June 2012) and in addition requested TL 1,000 (equivalent to $554 as at 30 June 2012) for non-pecuniary damages. The Court decided to separate these requests and to reject the lawsuits demanding compensation and moral damages. Avea appealed the case. The Company has submitted its response to appeal.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2012 (31 December 2011: None).

Dispute on National Roaming Agreement

The Company conducted roaming negotiations in 2001 with Is-Tim Telekomunikasyon Hizmetleri AS (“Is-Tim”) which was a GSM operator, performing since March 2001. On 19 October 2001, upon unsuccessful negotiations, ICTA granted time for the Company until 15 November 2001 to sign the roaming agreement with the determined conditions and requested parties to come to an agreement until 15 November 2001. The Company initiated a lawsuit on the ground that ICTA has no power of intervention; its proposals are impossible from technical aspects and unacceptable from economic reasons. Council of State gave a decision on non-necessity of a new decision on the ground that action which is subjected to the lawsuit is cancelled by another state council decision. This decision was appealed by ICTA. Council of State, Plenary Session of the Chamber for Administrative Divisions decided to approve the court decision.

In a letter dated 14 March 2002, the ICTA subjected Is-Tim’s request for national roaming to the condition that it is reasonable, economically proportional and technically possible. Nevertheless, the ICTA declared that the Company is under an obligation to enter a national roaming agreement with Is-Tim within a 30 day period. The Company initiated a lawsuit against ICTA. On 14 March 2006, Council of State decided to cancel the process dated 14 March 2002 but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. ICTA appealed the decision. Plenary Session of Administrative Law Divisions of the Council of State has decided to approve the decision of the Council of State.

The ICTA decided that the Company has not complied with its responsibility under Turkish regulations to provide national roaming and fined the Company by nominal amount of approximately TL 21,822 (equivalent to $12,080 as at 30 June 2012). On 7 April 2004, the Company made the related payment with its accrued interest. On 27 May 2004, the Company filed a lawsuit. On 3 January 2005, with respect to the Council of State’s injunction, ICTA paid back nominal amount of TL 21,822 (equivalent to $12,080 as at 30 June 2012).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on National Roaming Agreement (continued)

On 13 December 2005, Council of State decided the cancellation of the administrative fine but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. ICTA appealed the decision. Plenary Session of Administrative Law Divisions of the Council of State has decided to approve the decision of the Council of State. On 22 July 2010, the Company initiated a lawsuit against ICTA for the compensation of TL 7,111 (equivalent to $3,936 as at 30 June 2012), the total amount of the damage of the Company accrued interest between the period when the Company made the payment and ICTA returned the same amount to the Company as the result of the stay of execution decision. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2012 (31 December 2011: None).

Dispute regarding of the Fine Applied by ICTA on pricing applications of the Company

On 7 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 4,008 (equivalent to $2,219 as at 30 June 2012) for misinforming the Authority and TL 374 (equivalent to $207 as at 30 June 2012) for making some subscribers suffer. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 3,287 (equivalent to $1,820 as at 30 June 2012) is paid in total as the administrative fine on 9 June 2010. The Company filed two lawsuits on 22 September 2010 for the stay of execution and cancellation of the aforementioned decision. The Court rejected the Company’s stay of execution requests and the Company objected to the decisions but the objections are rejected. On 28 April 2011, the Court rejected the cases. The Company appealed the decisions. Council of State rejected the Company’s stay of execution requests at appeal phase. Appeal processes are pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2012 (31 December 2011: None).

Dispute regarding the Fine applied by ICTA on tariffs above upper limits

On 21 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 53,467 (equivalent to $29,597 as at 30 June 2012) by claiming that the Company applied tariffs above the upper limits of GSM-GSM in GSM Upper Limits Table approved by ICTA on 25 March 2009. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 40,100 (equivalent to $22,198 as at 30 June 2012) is paid as the administrative fine on 3 June 2010. The Company filed a lawsuit on 28 June 2010, for the cancellation of the aforementioned decision. The Court overruled the stay of execution claim, the Company objected to the decision and the Court accepted this objection and decided for the stay of the execution. Accordingly, ICTA paid back TL 40,100 (equivalent to $22,198 as at 30 June 2012) on 27 January 2011. On 3 May 2011, the Court rejected the case. Council of State rejected the Company’s stay of order request at appeal phase. Appeal process is pending. The Company appealed the decision and paid back TL 40,100 (equivalent to $22,198 as at 30 June 2012) to ICTA on 6 October 2011.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding the Fine applied by ICTA on tariffs above upper limits (continued)

Amount to be reimbursed to the subscribers was calculated as TL 46,228 (equivalent to $25,590 as at 30 June 2012) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

ICTA, notified the Company on 23 November 2011, to pay the amount of TL 13,367 (equivalent to $7,399 as at 30 June 2012) which is the unpaid portion arising from the 25% cash discount of the administrative fine amounting to TL 53,467 (equivalent to $29,597 as at 30 June 2012) that was imposed for applying tariffs above the upper limits. The Company filed a lawsuit on 23 December 2011 for stay of execution and for the annulment of this process. The Court accepted the request of the Company for stay of execution. ICTA objected to the decision but the objection is rejected. The lawsuit is pending.

On 20 February 2012, payment order has been sent to the Company by the Tax Office. On 24 February 2012, the Company filed a lawsuit for cancellation of the payment order. The Court accepted the request of the Company for stay of execution. The lawsuit is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the additional request regarding unpaid portion arising from the 25% discount of the administrative fine is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2012 (31 December 2011: None).

Dispute on Deposits at Banks

The Company, in 2001, initiated an enforcement proceeding to collect receivables arising from deposits in a bank. The bank has been objected to the enforcement proceeding and the Company filed a lawsuit for the cancellation of the objection. The Court decided in favor of the Company on 1 March 2005. The bank appealed the decision and the Company replied the same. On 3 April 2006, Supreme Court of Appeals decided the reversal of the Court’s decision in favor of the defendant. The Court abided by the decision of the Supreme Court of Appeals. The lawsuit is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2012 (31 December 2011: None).

Dispute on Special Communication Taxation Regarding Prepaid Card Sales

Tax Office imposed tax penalty in the total amount of TL 47,130 (equivalent to $26,089 as at 30 June 2012) and TL 89,694 (equivalent to $49,651 as at 30 June 2012) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the years 2003 and 2004, respectively. On 31 December 2008 and 18 December 2009, the Company initiated lawsuits before the court. The Company requested to wait until the completion of settlement procedure in the lawsuit initiated on 31 December 2008. Since the Company and the Ministry of Finance Settlement Commission have settled on the amounts subjected to the lawsuits as explained in the following paragraph, the Company has withdrawn from the lawsuits.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Special Communication Taxation Regarding Prepaid Card Sales (continued)

According to the settlement made with the Ministry of Finance Settlement Commission on 1 June 2010, special communication tax and penalty was settled at TL 1,489 (equivalent to $824 as at 30 June 2012) and TL 2,834 (equivalent to $1,569 as at 30 June 2012) for the years 2003 and 2004, respectively. In addition, late payment interest was settled at TL 3,570 (equivalent to $1,976 as at 30 June 2012) and TL 5,295 (equivalent to $2,931 as at 30 June 2012) for the years 2003 and 2004, respectively. The aforementioned amounts were paid on 27 July 2010.

Provision set for the above mentioned special communication taxes, penalty and late payment interest was TL 64,653 (equivalent to $35,789 as at 30 June 2012) in the consolidated financial statements as at and for the year ended 31 December 2009 and the difference between the provision amount and settled amount was recognized as income in the consolidated financial statements as at and for the year ended 31 December 2010.

Tax Office imposed tax penalty, including actual tax and penalty for loss of tax, in the total amount of TL 133,617 (equivalent to $73,965 as at 30 June 2012) and TL 139,101 (equivalent to $77,000 as at 30 June 2012) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the years 2005 and 2006, respectively. The Company initiated lawsuits for the cancellation of assessments and penalties mentioned above.

On 28 February 2011, Tax Amnesty Law has been approved by the President of Republic of Turkey. The Company applied to the Ministry of Finance related to the Tax Amnesty Law on 27 April 2011. According to Tax Amnesty Law, special communication tax and penalty was calculated as TL 26,723 (equivalent to $14,793 as at 30 June 2012) and TL 27,820 (equivalent to $15,400 as at 30 June 2012) for the years 2005 and 2006, respectively. In addition, late payment interest was calculated as TL 11,164 (equivalent to $6,180 as at 30 June 2012) and TL 8,900 (equivalent to $4,927 as at 30 June 2012) for the years 2005 and 2006, respectively. The aforementioned amounts were paid on 30 June 2011. The Company applied to the Tax Court to withdraw from the lawsuits according to Tax Amnesty Law due to the aforementioned payment. The courts decided that it is not necessary to declare a judgment on merits for the lawsuit.

On 24 June 2011, Tax Office imposed tax penalty, including actual tax and penalty for loss of tax, in the total amount of TL 11,238 (equivalent to $6,221 as at 30 June 2012) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the period of January-February 2007. The Company applied to the Ministry of Finance on 13 July 2011 in order to benefit from the Tax Amnesty. According to Tax Amnesty Law, special communication tax and interest was calculated as TL 2,248 (equivalent to $1,244 as at 30 June 2012) and TL 842 (equivalent to $466 as at 30 June 2012) respectively. The aforementioned amounts were paid on 29 July 2011.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Carrying International Voice Traffic

In May 2003, the Company was informed that the ICTA had initiated an investigation against the Company claiming that the Company has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. The Company is disputing whether Turk Telekom should be the sole carrier of international voice traffic. On 5 March 2004, ICTA fined the Company a nominal amount of approximately TL 31,731 (equivalent to $17,565 as at 30 June 2012).

The Company has initiated a lawsuit with the claim of annulment of the related processes and decisions of ICTA, however, paid the administrative fine on 9 April 2004. On 5 November 2004, Council of State gave a decision, which is served to the Company, for stay of execution. With respect to that decision, ICTA paid back TL 18,000 (equivalent to $9,964 as at 30 June 2012) on 26 January 2005 and deduct a sum of TL 13,731 (equivalent to $7,601 as at 30 June 2012) from the December frequency usage fee payment. On 26 December 2006, Council of State decided to accept the Company’s claim and annul the decision of and the fine imposed by the ICTA. ICTA appealed the decision. The decision has been approved by the Council of State, Plenary Session of the Chamber for Administrative Divisions. ICTA applied for the correction of the decision. On 6 June 2012, the Company initiated a lawsuit against ICTA for the amount of TL 5,783 (equivalent to $3,201 as at 30 June 2012) for its damages occurred between the period when the Company made the payment and collected back. The lawsuit is still pending.

Turk Telekom initiated a lawsuit against the Company with respect to the same issue requesting an amount of TL 450,931 (equivalent to $249,616 as at 30 June 2012) of which TL 219,149 (equivalent to $121,311 as at 30 June 2012) is principal and TL 231,782 (equivalent to $128,304 as at 30 June 2012) is interest charged until 30 June 2005 and requesting a temporary injunction.

Considering the progresses at the court case, provision is set for the principal amounting to TL 50,886 (equivalent to $28,168 as at 30 June 2012) and accrued interest amounting to a nominal amount of TL 91,743 (equivalent to $50,785 as at 30 June 2012) in the condensed interim consolidated financial statements as at and for the period ended 30 June 2012.

In deciding upon the amount of the provision taking, the Company has taken the Turkish law into consideration, not the amounts requested by Turk Telekom and reflected in the expert report. Specifically, under Turkish Law, a person who is alleging that he has suffered a loss cannot claim the whole of his possible revenues but only the damages may only be sought in respect of lost profit. For this reason, the provision set by the Company is calculated by taking Turk Telekom’s estimated loss of profit into consideration rather than the amounts requested by Turk Telekom and amounts reflected in the expert report. Moreover, the Company obtained an independent opinion dated 23 October 2007 which supports the management opinion from an expert who is not designated by the Court.

On 5 November 2009, the Court rejected the Turk Telekom’s request amounting to TL 171,704 (equivalent to $95,048 as at 30 June 2012) and accepted the request amounting to TL 279,227 (equivalent to $154,568 as at 30 June 2012). The Company appealed the decision. Also, Turk Telekom appealed the decision. The Court of Cassation cancelled the decision. The Company and Turk Telekom applied for the correction of the decision. Supreme Court decided to reject both sides’ correction of the decision requests. The Court of First Instance decided to comply with the Supreme Court’s ruining decision and decided to order a new expert examination. The lawsuit is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Disputes with Spor Toto

On 9 November 2005, Spor Toto sent a notification letter to Inteltek claiming that Inteltek is obliged to pay nominal amount of TL 3,292 (equivalent to $1,822 as at 30 June 2012) due to the difference in the reconciliation methods. Spor Toto claims that the reconciliation periods should be six-month independent periods whereas Inteltek management believes that those periods should be cumulative as stated in the agreement. Inteltek has not paid the requested amount.

Spor Toto, on behalf of GDYS, initiated a declaratory lawsuit against Inteltek. On 22 February 2007, the Court rejected the case and decided that the collection risk is with GDYS and Inteltek is not responsible for the uncollected amount of TL 1,527 (equivalent to $845 as at 30 June 2012) and also rejected the demand that the reconciliation period should be six-month independent periods. GDYS appealed the Court’s decision. Supreme Court rejected the appeal request of GDYS. Following the Supreme Court’s decision, GDYS applied for the correction of the decision. GDYS’s correction of decision request was rejected by the Court and the decision was finalized.

Based on the decision of Supreme Court, Inteltek reversed the previously accrued principal amount of TL 3,292 (equivalent to $1,822 as at 30 June 2012) and its overdue interest accrual amount of TL 1,894 (equivalent to $1,048 as at 30 June 2012) in September 2007. Furthermore, Inteltek reclaimed TL 2,345 (equivalent to $1,298 as at 30 June 2012) principal and TL 977 (equivalent to $535 as at 30 June 2012) accrued interest which was paid in the 1st and 3rd reconciliation periods. Inteltek has initiated a lawsuit on 21 February 2008 to collect this amount. On 19 March 2009, the Court decided in favor of Inteltek. Spor Toto appealed the decision. The Supreme Court ruled to reverse the judgment of the local court. Inteltek applied for the correction of the decision. The Supreme Court rejected the correction of the decision process and the file has been returned to the Court. The Court decided to resist on the former decision on 29 June 2011. Spor Toto appealed the decision. The Supreme Court Assembly of Civil Chambers decided to accept the resistance decision of the Court of First Instance and sent the case to the 13th Judicial Office of Court of Appeal in order to consider Spor Toto’s other appeal arguments. The appeal process is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2012 (31 December 2011: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on over assessment following the settlement on VAT fine pertaining to International Roaming Agreements

On 9 February 2009, the Company initiated a lawsuit claiming cancellation of interest charges amounting TL 6,609 (equivalent to $3,658 as at 30 June 2012) which are erroneously calculated after settlement with the Tax Office regarding the VAT and tax penalties accrued due to roaming agreement for years 2000, 2001 and 2002. The Court rejected the Company’s injunction request. The Company objected to the decision. The Court rejected the objection of the Company. The court dismissed the case. Subsequently the Company appealed the case. The appeal process is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2012 (31 December 2011: None).

Dispute on Iranian GSM tender process

The Company has initiated an arbitration case against Islamic Republic of Iran for not abiding by the provisions of the Agreement on Reciprocal Promotion and Protection of Investments and demanded its sustained loss, on 11 January 2008 at the arbitration court which is established pursuant to the UNCITRAL arbitration rules. The arbitration process is still pending.

Besides, related with GSM tender process, Eastasia one of the partners of the consortium established to participate the tender and a wholly owned subsidiary of the Company, initiated an arbitration process against Iran Economic Development Company (“IEDC”), another partner of the consortium, on 29 April 2008 claiming that IEDC violated the shareholder’s agreement and seeking compensation for damages for the aforementioned breach. The arbitral tribunal rejected the case.

Dispute on Turk Telekom Transmission Tariffs

On 19 January 2007, the Company initiated a lawsuit against Turk Telekom claiming that Turk Telekom charged transmission on erroneous tariffs between 1 June 2004 and 1 July 2005. The Company requested a nominal amount of TL 8,137 (equivalent to $4,504 as at 30 June 2012) including interest. The expert report given to Court is in favor of the Company. The Court ruled to obtain supplementary expert report. Supplementary expert report is also in favor of the Company. The Court ruled to obtain a new expert report. The case is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2012 (31 December 2011: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on the decision of CMB regarding Audit Committee Member

On 15 October 2008, the CMB decided on an administrative fine amounting to TL 12 (equivalent to $7 as at 30 June 2012) since the Company did not fulfill the decision of CMB dated 26 January 2007 and required the Company to inform its shareholders at the next General Assembly Meeting. The Company commenced a lawsuit before the Administrative Court. The Court rejected the Company’s stay of execution request and the Company’s objection to this decision has been rejected. On 27 May 2011, the Court rejected the case. The Company appealed the decision. Council of State rejected the injunction request of the First Instance Court’s decision. Council of State rejected the stay of execution request of the Company. The appeal process is still pending.

Dispute on Mobile Number Portability

On 29 March 2007, the Company initiated a lawsuit against the ICTA claiming stay of order for and the annulment of the Regulation on Mobile Number Portability issued by the ICTA on 1 February 2007 on the ground that vested rights of the Company arising out the concession agreement were violated by the said regulation. On 1 June 2009, the Court rejected the case. The Company appealed the decision. The appeal process is still pending.

Dispute on Turk Telekom Interconnection Costs

On 8 April 2009, Turk Telekom initiated a lawsuit for damages against the Company claiming that the Company is violating the legislation by applying higher call termination fees to operators than the fees applied to the Company’s subscribers for on-net calls and requesting for the time being TL 10 (equivalent to $6 as at 30 June 2012) with its accrued interest starting from 2001 and TL 10 (equivalent to $6 as at 30 June 2012) with its accrued interest starting from the lawsuit date for the sustained loss as a result of decreasing traffic volume of Turk Telekom and subscriber lost derived from this action. On 6 April 2011, the Court decided to reject the case. Turk Telekom appealed the decision. The Company replied the appeal request. The appeal process is still pending.

On 22 August 2011, Turk Telekom initiated a lawsuit on the ground that on-net tariffs of the Company are under the interconnection fees notwithstanding ICTA’s decision regarding, on-net tariffs of the Company cannot be under the interconnection fees which are applied by the Company to other operators and requested TL 1,000 (equivalent to $554 as at 30 June 2012) monetary compensation by reserving its right for surpluses. The court decided to obtain an expert report. The lawsuit is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2012 (31 December 2011: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Avea Interconnection Costs

On 4 November 2010, Avea initiated a lawsuit on the ground that on-net tariffs of the Company are under the interconnection fees notwithstanding ICTA’s decision regarding, on-net tariffs of the Company cannot be under the interconnection fees which are applied by the Company to other operators and requested TL 1,000 (equivalent to $554 as at 30 June 2012) monetary compensation by reserving its right for surpluses. During the judgment, Avea increased its request to TL 47,000 (equivalent to $26,017 as at 30 June 2012). The Court decided to appoint an expert committee for examination of the file. The expert committee submitted its completed expert report to the Court, which is in favor of the Company. The Court decided to have an additional expert report. The additional expert report submitted by the committee is against the Company. The Court decided to obtain another expert report from a new expert committee. The lawsuit is pending.

The Company has accrued a provision for the initial lawsuit amounting to TL 1,000 (equivalent to $554 as at 31 December 2011).

On 25 April 2011, Avea initiated another lawsuit with the same grounds mentioned above claiming compensation for its losses between November 2009 and January 2010. Avea claimed TL 40,000 (equivalent to $22,142 as at 30 June 2012) for its material compensation by reserving its rights for surpluses. The Court decided to appoint an expert committee for examination of the file. The lawsuit is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no additional provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2012 (31 December 2011: None).

Dispute on Campaigns

On 21 May 2008, ICTA decided that the Company damaged the subscribers’ financial interests related to the campaigns in which free minutes or counters are given and requested TL 32,088 (equivalent to $17,763 as at 30 June 2012). On 10 July 2008, the Company filed a lawsuit for the injunction and cancellation of the ICTA’s decision. However, the Company benefited from the early payment option with a 25% early payment discount and paid TL 24,066 (equivalent to $13,322 as at 30 June 2012) on 1 August 2008. On 10 November 2010, the Court decided to reject the case. The Company appealed the decision. The State of Council rejected the injunction request of the First Instance Court’s decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2012 (31 December 2011: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Payment Request of Savings Deposits Insurance Fund

On 26 July 2007, Savings Deposits Insurance Fund (“SDIF”) requested TL 15,149 (equivalent to $8,386 as at 30 June 2012) to be paid in one month period on the ground that the stated amount is recorded as receivable from the Company in the accounting records of Telsim, which is taken over by SDIF. On 20 September 2007, the Company filed a lawsuit for the injunction and cancellation of the SDIF’s request. Council of State accepted the injunction request of the Company. On 19 January 2010, the Court accepted the Company’s claim and cancelled the aforementioned request of SDIF. SDIF appealed the decision. Appeal process is still pending.

SDIF issued payment orders for the aforementioned amount and, on 19 October 2007, the Company initiated a lawsuit for the cancellation of the payment request of SDIF. On 29 March 2010, the Court decided on the cancellation of the payment order. SDIF appealed such decision. The appeal process is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2012 (31 December 2011: None).

Dispute on the Discounts which are paid over the Treasury Share and ICTA Fee

At the end of 2006, Tax Auditors of the Company claimed that gross revenue in the statutory accounts should include discounts granted to distributors although the Company recorded these discounts in a separate line item as sales discounts.

Starting from 1 January 2007, the Company started to deduct discounts granted to distributors from gross revenue and present them on a net basis. Accordingly, the Company decided that, it has paid excess treasury share and universal service fund for the year 2006 totaling TL 51,254 (equivalent to $28,372 as at 30 June 2012).
Through the letter dated 23 February 2007, the Company requested treasury share amounting to TL 46,129 (equivalent to $25,535 as at 30 June 2012) and interest accrued amounting to TL 5,020 (equivalent to $2,779 as at 30 June 2012) from Turkish Treasury and universal service fund amounting to TL 5,125 (equivalent to $2,837 as at 30 June 2012) and interest accrued amounting to TL 558 (equivalent to $309 as at 30 June 2012) from Turkish Ministry to be paid in 10 days. Since Turkish Treasury and Turkish Ministry have not made any payment, the Company started to deduct these amounts from ongoing monthly payments. As at 31 December 2007, the Company deducted TL 51,254 (equivalent to $28,372 as at 30 June 2012) from monthly treasury share and universal service fund payments.

Turkish Treasury sent a letter to the Company dated 17 July 2007 and objected the deduction of the discounts granted to the distributors from the treasury share payments. Accordingly, the Company is asked to return TL 2,960 (equivalent to $1,639 as at 30 June 2012) that is deducted from treasury share payment for May 2007. The Company has not made the related payment and continued to deduct such discounts treasury share and universal service fee amount related to discounts granted to distributors for the year 2006.

Management believes that the Company has the legal right to make deductions with respect to this issue. Accordingly, the Company has not recorded any provisions with respect to this matter in its condensed interim consolidated financial statements as at and for the period ended 30 June 2012 (31 December 2011: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on the Discounts which are paid over the Treasury Share and ICTA Fee (continued)

The Company filed two lawsuits before ICC claiming that the Company is not obliged to pay treasury share and ICTA Fee in accordance with the 8th and 9th Articles of the Concession Agreement, respectively, on discounts granted to distributors. On the both lawsuits, ICC has decided in favor of the Company. As stated in both of the Final Awards, the Company is not under obligation of paying Treasury Share and the Contribution to the expenses of Authority pursuant to Article of 8 and 9 of the Concession Agreement dated 10 March 2006. ICTA filed lawsuits for cancellation of these Final Awards. In both lawsuits, the Court decided in favor of the Company. ICTA appealed the decisions. The Company replied appeal requests. Appeal processes are still pending.

Dispute on payments of additional treasury share payment for the period between 1 June 2004 and 9 March 2006

Turkish Treasury, through a letter which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 and 9 March 2006, requested additional treasury share payment regarding the mentioned period. The Company initiated a lawsuit before ICC on 18 December 2009 in order to obtain a declaratory judgment on the Company is not obliged to pay TL 3,320 (equivalent to $1,838 as at 30 June 2012) of the requested amount and treasury share over the exchange differences arising from roaming revenue. The arbitral tribunal partially accepted the Company’s claims and decided that the Company is not obliged to pay TL 885 (equivalent to $490 as at 30 June 2012). The Company applied to arbitral tribunal for correction and interpretation of the award. The arbitral tribunal rejected this application. ICTA filed a lawsuit for cancellation of the Final Award. The lawsuit is still pending.

ICTA, through a letter dated 14 May 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 to 9 March 2006, requested additional treasury share payment of TL 4,909 (equivalent to $2,717 as at 30 June 2012) together with the penalty of TL 12,171 (equivalent to $6,737 as at 30 June 2012) on the ground that the treasury share and treasury share over the exchange differences arising from roaming revenue are not paid entirely.

On 26 May 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of additional treasury share payment of TL 4,909 (equivalent to $2,717 as at 30 June 2012) together with the penalty of TL 12,171 (equivalent to $6,737 as at 30 June 2012) is a pending case before ICC Arbitration Court. The Civil Court of First Instance accepted the Company’s request. ICTA raised an objection to the preliminary injunction and this objection has been rejected.

The Company filed a lawsuit before ICC on 27 January 2012 claiming the contradiction to law of the penalty of TL 12,171 (equivalent to $6,737 as at 30 June 2012) calculated over allegedly unpaid TL 4,909 (equivalent to $2,717 as at 30 June 2012) treasury share. The lawsuit is still pending.

ICTA, through a letter dated 19 October 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 10 March 2006 and 31 December 2008, requested treasury share of TL 72,527 (equivalent to $40,148 as at 30 June 2012) and conventional penalty of TL 205,594 (equivalent to $ 113,808 as at 30 June 2012). The Company paid TL 1,535 (equivalent to $850 as at 30 June 2012) of the aforementioned amount.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on payments of additional treasury share payment for the period between 1 June 2004 and 9 March 2006 (continued)

On 13 December 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of treasury share of TL 70,992 (equivalent to $39,298 as at 30 June 2012) and conventional penalty of TL 205,594 (equivalent to $113,808 as at 30 June 2012) is a pending case before ICC Arbitration Court. The Court accepted the Company’s request. ICTA’s objection against the decision has been rejected.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2012 (31 December 2011: None).

The Company filed a lawsuit before ICC on 12 January 2011 regarding the part of treasury share which is not covered in the lawsuits previously finalized in favor of the Company and the conventional penalty of TL 205,594 (equivalent to $113,808 as at 30 June 2012). The lawsuit is still pending.

Dispute on treasury share amounts which are absorbed due to retrospective board decisions taken by ICTA

In consequence of collection of treasury share from the Company without considering its payments to the other operators and some subscribers due to the retrospective procedure amendments of ICTA on both interconnection fees and some tariffs; the Company commenced a lawsuit on 5 August 2010 before ICC on the ground that treasury share which collected from diminishing returns are unlawful and deductions committed by the Company between the years 2006 - 2010 from the treasury share are rightful and claimed payment of TL 1,600 (equivalent to $886 as at 30 June 2012) and its interest to the overpayment amount which is paid under the name of treasury share, against ICTA due to its administrative act leading to this case and against Turkish Undersecretariat of Treasury and Turkish Ministry of Transport, Maritime Affairs, and Communications due to making benefit from aforementioned amount. ICC decided partially in favor of the Company in March 2012 and ordered that deductions committed by the Company between the years 2006 - 2010 from the Treasury Share are rightful, and ICTA should refund TL 1,371 (equivalent to $759 as at 30 June 2012) paid by the Company in this respect as Treasury Share and ICTA fee and reject the Company’s claim to refund TL 273 (equivalent to 151 as at 30 June 2012) paid as ICTA fee between 2006 - 2008. ICTA, Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications filed a lawsuit for cancellation of the Final Award. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements prepared as at and for the period ended 30 June 2012 (31 December 2011: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with the Ministry of Industry and Trade

Ministry of Industry and Trade notified the Company that the Company is not informing the subscribers properly before service subscriptions and content sales and charged administrative fine of TL 68,201 (equivalent to $37,753 as at 30 June 2012). On 24 August 2009, the Company initiated a lawsuit for the cancellation of the payment order and related decision of the Ministry of Industry and Trade. The Court rejected the Company’s injunction request. The Court cancelled the payment order on 8 June 2010. Ministry of Industry and Trade appealed the decision. Appeal process is still pending.

On 14 December 2009, the Company filed a lawsuit for the injunction and cancellation of the payment order of TL 68,201 (equivalent to $37,753 as at 30 June 2012) with respect to the decision of Ministry of Industry and Trade. The Court decided to accept the case. Tax Administration appealed the decision. Appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2012 (31 December 2011: None).

Penalty of ICTA on Value Added Services

On 1 March 2010, ICTA decided to initiate an investigation against the Company upon administrative fine of 31,822 TL (equivalent to $17,615 as at 30 June 2012) is revoked by the Ministry of Industry and Trade on the ground that the Company did not refund the subscribers who are unsubscribed in the period and did not demand content and this is contrary to the article 11/A of the law numbered 4077. The investigation report has been sent to the Company and the Company has submitted its written defense to ICTA.

On 13 January 2011, ICTA decided to apply administrative fine of TL 748 (equivalent to $414 as at 30 June 2012). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 561 (equivalent to $311 as at 30 June 2012) was made on 17 February 2011.

Dispute of Astelit with its Distributor

Astelit and one of its distributors had an agreement for the sale of Astelit's inventory to third parties. Under this agreement, the sale of products had to be performed within 30 days after delivery and proceeds from such sale had to be transferred to Astelit excluding commissions due to the distributor for performing the assignment. At a certain stage of the relationship under this agreement, the distributor began to violate its obligations for indebtedness for received, due but unpaid products.

Despite the distributor is factually a debtor under the agreement, the distributor filed a lawsuit against Astelit on recovery of HRV 106,443 (equivalent to $13,318 as at 30 June 2012), which is allegedly the sum of advance payment for undelivered goods. In the course of court proceedings, Astelit made a counterclaim on recovery of indebtedness in the amount of HRV 35,292 (equivalent to $4,416 as at 30 June 2012).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute of Astelit with its Distributor (continued)

As a result of consideration of two claims, the Court of First Instance in Kiev dismissed the claim of the distributor and sustained the counterclaim of Astelit. Subsequently, The Appeal Court of Kyiv repealed the decision of the Court of First Instance and dismissed the claim of Astelit and sustained the claim of the distributor on recovery of HRV 106,443 (equivalent to $13,318 as at 30 June 2012). The resolution of the High Commercial Court of Ukraine dated 20 October 2009 remained unaltered the appellate court's ruling. Thereafter, Astelit management has filed a lawsuit against this conclusion in the Supreme Court of Ukraine, which is the supreme and final degree of jurisdiction against the resolution of the High Commercial Court of Ukraine.

In December 2009 the Supreme Court of Ukraine has revoked the previous court decisions and forwarded the court file to the Court of First Instance in Kiev to other judges for new legal proceedings. New legal proceedings started in February 2010. It was decided by the Court to conduct judicial expertise by specially authorized Kiev research institute of judicial expertise in order to define real indebtedness. After the expertise the Court of First Instance in Kiev made the decision in favor of Astelit. The Court decision was appealed to Appeal Court of Kyiv by the distributor. Appeal proceeding was appointed on 1 November 2011. Appeal Court of Kyiv upheld the above judgment on 24 November 2011. Thus the decision became effective.

One of the banks in Ukraine (as a third party in the case) filed a cassation to the High Commercial Court of Ukraine. Having filed the cassation, the bank used its right to prevent any possible negative consequences to it, as former Guarantor and Creditor to the distributor of Astelit. On 26 March 2012, the High Commercial Court of Ukraine affirmed the previous court decisions. According to Ukrainian legislation, the distributor or the bank has a right to appeal a court decision to the Supreme Court of Ukraine.

Management believes that such conclusion of the courts has proper legal basis. Accordingly, the Company has not recorded any accruals with respect to this matter in its condensed interim consolidated financial statements as at and for the period ended 30 June 2012 (31 December 2011: None).

Dispute of Astelit related to Withholding Tax on Interest Expense

Ukrainian Tax Administration sent a tax notice to Astelit stating that withholding tax rate on interest expense for the loan agreement with Euroasia should be 10% for the year 2009. According to Ukrainian legislation and Convention on avoiding double taxation between Ukraine and the Netherlands, Astelit paid withholding tax at 2%. Astelit filed a suit to cancel tax notice, which imposed Astelit to pay additional HRV 11,651 (equivalent to $1,458 as at 30 June 2012). On 10 March 2011, the Appeal Court of Kyiv has upheld the decision of the Administrative Court of First Instance which decided in favor of Astelit on 30 November 2010. Ukrainian Tax Administration appealed the case. The date of hearing in the High Administrative Court of Ukraine has not been appointed yet.

Based on the management opinion, provision amounting to $3,303 is set for the risks belonging to years 2009, 2010, 2011 and the six months period between 1 January 2012 and 30 June 2012 in the condensed interim consolidated financial statements as at and for the period ended 30 June 2012.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on VAT and SCT on Roaming Services

On 21 October 2009, based on the Tax Investigation Reports dated 2 October 2009, Presidency of Large Taxpayers Office, Audit Group Management notified the Company that VAT and SCT should be calculated on charges paid to international GSM operators for the calls initiated by the Company’s subscribers abroad and collect from the subscribers and requested TL 255,298 (equivalent to $141,322 as at 30 June 2012) for the period from April 2005 to July 2009, and for an interest to be calculated until the payment date. The Company filed a lawsuit for the cancellation of the aforementioned request. Based on the settlement between the Company and Ministry of Finance, the Company has withdrawn from the lawsuits.

As a result of the settlement made with Ministry of Finance Settlement Commission on 1 June 2010, penalty fee has been settled at TL 20,163 (equivalent to $11,161 as at 30 June 2012) and late payment interest expense was settled at TL 15,998 (equivalent to $8,856 as at 30 June 2012) and related payment was made on 27 July 2010.

Dispute on VAT and SCT regarding Shell & Turcas Petrol AS Campaign

The Company and Shell&Turcas Petrol A.S. signed an agreement on 27 November 2007 where eligible subscribers can get free counters and minutes from the Company or free oil from Shell&Turcas Petrol AS.

As a result of the tax investigation, Tax Controllers notified that VAT and special communication tax are not calculated over the free counters and minutes and imposed special communication tax amounting to TL 1,214 (equivalent to $672 as at 30 June 2012) and tax penalty of TL 1,822 (equivalent to $1,009 as at 30 June 2012) and VAT amounting to TL 874 (equivalent to $484 as at 30 June 2012) and tax penalty of TL 1,315 (equivalent to $728 as at 30 June 2012). On 16 September 2009, the Company filed lawsuits for the cancellation of the tax penalty. The court decided to accept the case. Tax Administration appealed the decisions. The appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2012 (31 December 2011: None).

Lawsuit initiated by Mep Iletisim AS

On 31 December 2008, Mep Iletisim AS, which is former distributor of the Company and whose agreement is no longer valid, initiated a lawsuit against the Company claiming that it has a loss of TL 64,000 (equivalent to $35,428 as at 30 June 2012) due to the applications of the Company and requested TL 1,000 (equivalent to $554 as at 30 June 2012) and remaining amount to be reserved. An expert report from committee of experts appointed by the Court has been submitted to the Court. The Court decided to obtain a supplementary report from the same committee. The lawsuit is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2012 (31 December 2011: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Decisions of ICTA on tariff plans

On 15 November 2009, ICTA notified that the Company has changed the conditions of a tariff plan after the launch and shall reimburse overcharged amounts to the subscribers. On 1 February 2010, the Company initiated a lawsuit for stay of execution and the cancellation of the decision of ICTA. The Court rejected the Company’s stay of execution request. The Company objected to this decision. The Court rejected the objection request of the Company. The case is still pending.

Amount to be reimbursed to the subscribers is calculated as TL 15,660 (equivalent to $8,669 as at 30 June 2012) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

On 17 May 2010, ICTA decided to impose TL 802 (equivalent to $444 as at 30 June 2012) administrative fine against the Company on the ground that one of the tariff option of the Company contradicts the board decision which sets lower limit to the on-net tariffs. The payment was made within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 601 (equivalent to $333 as at 30 June 2012) as fine on 21 June 2010. Besides, the Company filed a lawsuit on 21 July 2010 in request for the cancellation of fine. The Court overruled the stay of execution request and the Company objected to this decision. The Court rejected the objection request of the Company. The Court rejected the lawsuit. The Company appealed the decision. The state of Council rejected the stay of execution request of the First Instance Court’s decision. The appeal process is still pending.

On 8 March 2010, ICTA informed the Company that an investigation took place on another tariff plan. As a result of the investigation, ICTA decided to apply administrative penalty amounted TL 26,483 (equivalent to $14,660 as at 30 June 2012) to the Company on 22 September 2010. Administrative fine was paid within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 19,862 (equivalent to $10,995 as at 30 June 2012) is paid as a fine on 7 December 2010. The Company initiated a lawsuit to suspend the execution of administrative fine and cancellation, on 10 December 2010. The Court overruled the stay of execution request and the Company objected to this decision. On 17 February 2011, the Regional Ankara Administrative Court accepted the objection and decided to suspend the execution. ICTA reimbursed the paid amount on 30 March 2011. The lawsuit is still pending.

Amount to be reimbursed to the subscribers is calculated as TL 13,432 (equivalent to $7,435 as at 30 June 2012) for the year 2010 and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2010. Reimbursement to subscribers was made in February 2011 amounting to TL 7,137 (equivalent to $3,951 as at 30 June 2012). As a result of the aforementioned Court decision for the stay of execution dated 17 February 2011, the Company decided not to reimburse remaining TL 6,295 (equivalent to $3,485 as at 30 June 2012).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Decision of ICTA regarding telephone directory and unknown numbers service

On 7 July 2010, ICTA decided to fine the Company by TL 401 (equivalent to $222 as at 30 June 2012) and transfer back all kinds of software, hardware, infrastructure and equipment which make available the telephone directory and unknown numbers service to the ownership of the Company from its wholly owned subsidiary on the ground that ownership of the whole system related to telephone directory and unknown number service is not pertain to the Company. Administrative fine was paid within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 301 (equivalent to $167 as at 30 June 2012) as fine on 7 September 2010.

The Company filed a lawsuit on 22 September 2010 for the stay of execution and cancellation of the administrative fine. The Court overruled the stay of execution request of the Company and the Company objected to this decision. The Court rejected the lawsuit. The Company appealed the decision. The State of Council rejected the stay of execution request of the First Instance Court’s decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2012 (31 December 2011: None).

Dispute regarding the Fine Applied by the Competition Board regarding applications to the distributors

On 11 November 2009, Competition Board decided to initiate an investigation against the Company on the ground that the Company, through its applications to its distributors, violates the related clauses of the Competition Act numbered 4054. Within the context of the investigation, the Company submitted its statement of defense. The investigation took place as an on-site examination and inspection in March 2010. The Competition Board decided to examine the claims of Vodafone regarding this investigation within the context of this file. Besides, the Company’s action concerning abuse of dominant position in the wholesale or retail market of simcard, unit card, digital unit, activation and other subscriber services by obstructing the activity of Avea is examined in the context of this investigation and Avea is accepted as a complainant. Investigation report is submitted to the Company in August 2010 and the Company submitted its defense statement to the Board. Additional Written Opinion is submitted to the Company in February 2011 and the Company submitted its written defense to Additional Written Opinion within the due date. The Company submitted its verbal defense to Competition Board on 31 May 2011.

On 9 June 2011 Competition Board clarified its decision that the Company violates competition rules in GSM market and fined the Company amounting to TL 91,942 (equivalent to $50,895 as at 30 June 2012). On 8 December 2011, the Company filed a lawsuit for annulment of the decision. The lawsuit is still pending. On 9 March 2012, payment order has been sent to the Company by the Tax Office. The Company filed a lawsuit for cancellation of the payment order on 11 January 2012. The Court accepted the Company’s stay of execution request until the Tax Office’s legal argument is submitted to the Court. Upon submission of the Tax Office’s legal argument to the Court, the Court rejected the request of the Company for stay of execution. The Company objected to the Court’s decision. The objection was dismissed.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding the Fine Applied by the Competition Board regarding applications to the distributors (continued)

Pamuk Elektronik, a former dealer of the Company whose contract have been terminated, initiated a lawsuit against the Company on 19 December 2011 claiming TL 2,100 (equivalent to $1,162 as at 30 June 2012) by reserving its rights for surpluses on the ground that the Company caused that damage by unjust termination of the contract and actions which are stated in the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $50,895 as at 30 June 2012) administrative fine to the Company. The Company replied in due time. On 19 April 2012, the court decided to reject the lawsuit with the reason that the dispute must be solved with arbitration procedure because of the term in the agreement. Pamuk Elektronik appealed the case. The Company submitted its answer to the appeal.

Dogan Dagitim AS filed a lawsuit against the Company on 5 June 2012 claiming TL 110,484 (equivalent to $61,159 as at 30 June 2012) for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its distributors and dealers which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $50,895 as at 30 June 2012) administrative fine to the Company. The lawsuit is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligations are less than probable, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2012 (31 December 2011: None).

Investigation of ICTA based on the complaint of a subscriber

ICTA decided to initiate an investigation through its decision dated 12 May 2010 based on the complaint of Ozalp Insaat Pazarlama Tic. Ltd. Sti., and requested certain information and documents from the Company. The Company provided its response related to the matter to ICTA. Investigation report is notified to the Company and the Company has submitted its defense statement to ICTA within the due date.

On 13 January 2011, ICTA decided to impose administrative fine to the Company amounting to TL 8,016 (equivalent to $4,437 as at 30 June 2012) for making some subscribers suffer and TL 2,004 (equivalent to $1,109 as at 30 June 2012) for misinforming the Authority. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment totaling to TL 7,515 (equivalent to $4,160 as at 30 June 2012) is made on 17 February 2011. The Company filed two lawsuits on 14 March 2011 for the stay of execution and cancellation of the administrative fine. The stay of execution requests have been rejected in the lawsuits. The Company objected to the decisions. The objections were rejected. The Courts dismissed both cases. The Company appealed one of the cases and will also appeal the other case.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding the Fine Applied by ICTA regarding breaching confidentiality of personal data and relevant legislation which is launched by ICTA

ICTA decided to launch preliminary investigation on breaching confidentiality of personal data and relevant legislation, within the context of the news in the press regarding unlawful wiretapping. ICTA authorities made an on-site inspection in July 2010. On 22 September 2010, ICTA decided to launch an investigation against the Company for detailed examination of the matter. Information and documents demanded by ICTA were submitted to the ICTA. In January 2011, investigation report was sent to the Company. The Company submitted its written defense within the due date. ICTA, with its decision which was delivered to the Company on 6 June 2011, decided to impose an administrative fine to the Company amounting to TL 11,225 (equivalent to $6,214 as at 30 June 2012). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 8,418 (equivalent to $4,660 as at 30 June 2012) was paid on 5 July 2011. On 24 August 2011, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The stay of execution request and the Company’s objection to this decision has been rejected. The case is still pending.

Dispute on treasury share in accordance with the amended license agreement

Based on the law enacted on 3 July 2005 with respect to the regulation of privatization, gross revenue description used for the calculation of treasury share has been changed. According to this new regulation, accrued interest charges for the late payments, taxes such as indirect taxes, and accrued revenues are excluded from the description of gross revenue. Calculation method of gross revenue for treasury share stipulated in the law according to the new regulation shall be valid as of the application date of the Company with the claim of amendment of its license agreement in compliance with the said Law. In the meanwhile, the Company realized the payments including above-mentioned items between 21 July 2005 and 10 March 2006, when the amendment in license agreement was effective.

On 9 June 2008, the Company filed a lawsuit before Administrative Court for the difference between the aforementioned period amounting to TL 102,649 (equivalent to $56,822 as at 30 June 2012) and interest amounting to TL 68,276 (equivalent to $37,795 as at 30 June 2012) till to the date the case is filed. The Administrative Court rejected the case with the reason that there is not any definite and executable process and the Company appealed the decision. The Council of State rejected the appeal request. The Company requested correction of the decision. The correction of the decision process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2012 (31 December 2011: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on treasury share in accordance with the amended license agreement (continued)

Based on the 9th article of the license agreement dated 10 March 2006, the Company has been obliged to pay 0.35% of its yearly gross revenue once a year as ICTA Fee. However, in the previous license agreement, the Company was obliged to pay 0.35% of its yearly gross revenue after deducting treasury share, universal service fund and other indirect taxes from the calculation base whereas in the new agreement, these aforementioned payments are not deducted from the base of the calculation. Therefore, on 12 April 2006, the Company has initiated a lawsuit for the cancellation of the 9th article of the new license agreement. On 10 March 2009, the Court rejected the case. The Company appealed the decision. Appeal process is still pending.

Dispute on ICTA fee payment based on the amended license agreement

On 21 June 2006, ICTA notified the Company that the ICTA fee for the year 2005 which had been already paid in April 2006 should have been calculated according to the new license agreement dated 10 March 2006 instead of the previous license agreement which was effective in the year 2005. Therefore, ICTA requested the Company to pay additional TL 4,011 (equivalent to $2,220 as at 30 June 2012) and its accrued interest. The Company made the payment and initiated a lawsuit for the injunction and cancellation of the aforesaid decision of ICTA on 28 August 2006. On 24 July 2009, the Court decided in favor of the Company and annulled additional payment request of ICTA. The ICTA appealed the decision. Appeal process is still pending. The Company received the related principal amount of TL 4,011 (equivalent to $2,220 as at 30 June 2012) on 8 February 2010 and recorded income in the consolidated financial statements as at and for the year ended 31 December 2009. On 17 March 2010, the Company initiated a lawsuit for the accrued interest amounting to TL 3,942 (equivalent to $2,182 as at 30 June 2012). The Court decided in favor of the Company for the part of TL 1,392 (equivalent to $771 as at 30 June 2012) of the compensation request. ICTA appealed the decision. The Company also appealed the decision’s rejected part. The appeal process is still pending. The Company received the aforementioned amount on 18 May 2011 and recorded as income in the consolidated financial statements as at and for the year ended 31 December 2011.

Since it is not virtually certain that an inflow of additional economic benefits will arise concerning the accrued interests, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2012 (31 December 2011: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Penalty issued to Turkcell Superonline regarding trenching activities

On 13 January 2011 and 28 October 2011 Ankara Municipality issued penalties of TL 8,863 (equivalent to $4,906 as at 30 June 2012) and TL 235 (equivalent to $130 as at 30 June 2012) to Turkcell Superonline related to trenching activities.

Turkcell Superonline filed a lawsuit against Ankara Municipality in order to cancel penalties. Request of Turkcell Superonline regarding stay of execution was rejected. Turkcell Superonline objected the decision. The objections related to penalty issued on 13 January 2011 amounting to TL 8,863 (equivalent to $4,906 as at 30 June 2012) was also rejected by Regional Administrative Court. In addition, Turkcell Superonline filed a lawsuit against Ankara Municipality in order to cancel penalty which was issued on 28 October 2011 amounting to TL 235 (equivalent to $130 as at 30 June 2012); request of Turkcell Superonline regarding execution of suspension was rejected. Ankara Municipality has not sent payment orders for the penalties yet.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is less than probable, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2012 (31 December 2011: None).

Order of Payment Notified to Turkcell Superonline According to Universal Service Fund

On 24 October 2011, Beykoz Tax Administration notified Turkcell Superonline with an order of payment amounting to TL 1,192 (equivalent to $660 as at 30 June 2012) for insufficient payments made by Superonline Uluslararasi for universal service fund related to years of 2005, 2006, 2007 and 2008. Four legal cases have been filed as of 31 October 2011 to revoke payment orders. Based on the management decision, TL 1,203 (equivalent to $666 as at 30 June 2012) was paid on 7 December 2011 with its accumulated interest. On 21 December 2011, based on the scope of Share Purchase Agreement, Turkcell Superonline sent a notice in order to receive payment from Demir Toprak İth.İhr. ve Tic. AS, Sınai ve Mali Yatırımlar Holding AS and Endüstri Holding AS. No payment has been received as of 30 June 2012.

Said payment shall be reimbursed in case of execution of suspension or the Court’s decision in favor of Turkcell Superonline.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Avea on SMS interconnection termination fees

On 22 December 2006, Avea initiated a lawsuit against the Company claiming that although there was an agreement between the Company and Avea stating that both parties would not charge any SMS interconnection termination fees, the Company has charged SMS interconnection fees for the messages terminating on its own network and also assumed liabilities for the SMS terminating on Avea’s network and made interconnection payments to Avea after deducting the net balance of those SMS charges and accruals. Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TL 6,480 (equivalent to $3,587 as at 30 June 2012) for the period between January 2006 and August 2006 with its accrued interest till payment. On 25 November 2008, the Court decided in favor of Avea. The Company has appealed the decision. Supreme Court of Appeal reversed the judgment of the Local Court. The Company has applied for the correction in terms of justification of the decision for the Supreme Court’s reversal decision. Avea has also applied for the correction of the decision. Supreme Court rejected the request for correction of the decision of Avea, and partially accepted the Company’s demand. On 13 December 2011, the Local Court decided to accept the lawsuit again. The Company appealed the decision.

The Company has paid the principal of TL 6,480 (equivalent to $3,587 as at 30 June 2012), late payment interest of TL 5,103 (equivalent to $2,825 as at 30 June 2012) and related fees of TL 524 (equivalent to $290 as at 30 June 2012) on 30 March 2009.

In line with the court decision stating that charging SMS interconnection termination fees violates the agreement between the Company and Avea, neither SMS interconnection revenue nor SMS interconnection expense has been recognized from February 2005 to 23 March 2007.

Moreover, the Company applied to ICTA for the determination SMS interconnection termination fees and starting from 23 March 2007, the Company has applied the SMS interconnection termination fees announced by ICTA until January 2009. ICTA determined new SMS termination rate in January 2009 upon the application of Avea.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2012 (31 December 2011: None).

Dispute with T-Medya

Arbitration procedures regarding three real estates which are in the ownership of the Company in Izmir, Adana and Ankara, are commenced with the letter dated 13 August 2010 against T-Medya who is the lessee of the real estates and delinquent for the period between 2003-2010 rental period, to collect the unpaid rentals and its accrued interest in the amount of TL 8,914 (equivalent to $4,934 as at 30 June 2012). The arbitration processes are still pending. The arbitral tribunal decided to extend arbitration process until 8 October 2012.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with T-Medya (continued)

A bad debt reserve for the receivable amount of 6,833 TL (equivalent to $4,254 as at 30 June 2012) for T-Medya has been recognized in the financial statements of the Company as at and for the period ended 30 June 2012 in accordance with the bad debt policy of the Company.

Investigation initiated by ICTA upon a complaint of subscriber on international roaming campaigns

On 30 December 2010, ICTA launched an investigation upon a complaint of a consumer regarding the Company’s billing and pricing practices. ICTA looks over the pricing and billing problems stem from the international roaming campaigns within 2009 and 2010. ICTA requested information about the campaigns and the Company submitted its explanations on the issue to ICTA. On 5 July 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date.

ICTA notified the Company on 26 January 2012, to impose an administrative fine amounting to TL 6,847 (equivalent to $3,790 as at 30 June 2012). Since the administrative fine was paid on 24 February 2012 within 1 month following the notification of the decision of ICTA, 25% discount was applied.

Investigation initiated by ICTA regarding Number Portability

On 26 January 2011, ICTA launched an investigation regarding “rejection of number portability requests” and “compatibility of reasons to those rejections with Number Portability Regulation”. On 23 May 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within due the date.

On 27 October 2011, ICTA decided to impose administrative fine to the Company amounting to TL 981 (equivalent to $543 as at 30 June 2012) for acting incompatibility to the “rejection of number portability requests” and TL 2,004 (equivalent to $1,109 as at 30 June 2012) for giving false information the Authority. Since the administrative fine was paid on 25 January 2012 within 1 month following the notification of the decision of ICTA, 25% discount was applied.

Investigation initiated by ICTA upon complaint of subscriber of data tariffs’ charging

On 9 March 2011, ICTA opened an investigation upon a complaint of a consumer regarding the Company’s miss charging of data tariffs. On 6 June 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date.

ICTA notified the Company on 3 October 2011, to impose an administrative fine amounting to TL 1,645 (equivalent to $911 as at 30 June 2012). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment totaling to TL 1,234 (equivalent to $683 as at 30 June 2012) was made on 1 November 2011. The Company filed a lawsuit on 2 December 2011 for the stay of execution and cancellation of the administrative fine. The stay of execution request has been rejected. The Company objected to the decision. The Regional Ankara Administrative Court rejected the objection.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation initiated by ICTA regarding the Company’s compatibility to ICTA’s regulations and decisions

On 17 February 2011, ICTA launched an investigation on compatibility of the Company to the regulation: “Terms and Conditions on Updating Subscribers Records and Subscription Processes of End Users”, and ICTA’s decision on limitation of number of subscriptions, dated 27 October 2009. On 23 March 2011, ICTA carried out an inspection in the Company. On 26 September 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date. According to the decision taken by ICTA on 21 March 2012, the Company was fined a total amount of TL 8,173 (equivalent to $4,524 as at 30 June 2012) for not complying with aforementioned and relevant regulations. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 6,129 (equivalent to $3,393 as at 30 June 2012) was paid on 5 June 2012.

Investigation of ICTA on the implementation of article 18 of “By-law on Consumer Rights in the Electronic Communications Sector”

On 22 February 2011, ICTA decided to investigate compatibility of Company’s practices regarding the “cancellation procedure” which is regulated at article 18 of the By-law on Consumer Rights in the Electronic Communications Sector. Investigation Report is submitted to the Company and the Company submitted its defense statement to ICTA within the due date.

ICTA, with its decision which was notified to the Company on 19 August 2011, decided to impose an administrative fine amounting to TL 11,442 (equivalent to $6,334 as at 30 June 2012). Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 8,581 (equivalent to $4,750 as at 30 June 2012) is paid in total on 15 September 2011. On 18 October 2011, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The Court rejected the request of the Company for stay of execution. The Company objected to the decision. The objection was dismissed. The case is still pending.

Investigation of ICTA regarding access failures on emergency call services

On 16 June 2011, ICTA decided to initiate an investigation in order to evaluate the Company’s access failures realized on emergency call services which are deemed as critically important for end-users.  Investigation Report is submitted to the Company on 28 December 2011 and the Company submitted its defense statement to ICTA within the due date.

Investigation of ICTA regarding 3G advertisements

On 7 July 2011, ICTA decided to initiate an investigation in order to evaluate whether 3G related advertisements of the Company violates ICTA's decision prohibiting GSM operators not to make comparative 3G advertisement. On 16 August 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date.

On 27 October 2011, ICTA decided to impose administrative fine to the Company amounting to TL 106 (equivalent to $59 as at 30 June 2012) for violating ICTA’s decision prohibiting GSM operators not to make comparative 3G advertisement. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 80 (equivalent to $44 as at 30 June 2012) was paid on 20 December 2011.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation of ICTA regarding “Atlas of Places Only Turkcell Covers” distributed with Tempo magazine

On 2 November 2011, ICTA decided to initiate an investigation regarding "Atlas of Places Only Turkcell Covers" which locations marked on the map of Turkey with "only" Turkcell coverage. ICTA decided to evaluate the advertisement whether the public and consumers are being misinformed or not.

On 21 March 2012, Investigation Report was submitted to the Company. The Company submitted its defense statement to ICTA within the due date.

Dispute with Turk Telekom with respect to numbers beginning with 444

The Company filed a lawsuit on 25 April 2008 against Turk Telekom to collect TL 1,777 (equivalent to $984 as at 30 June 2012) including principal, overdue interest and delay fee which has been collected by Turk Telekom within the period of March 2007 - February 2008 by pricing the calls started from the Company’s network and terminated at the numbers in form of “444 XX XX” which are assigned to the Company’s subscribers in accordance with special service call termination tariff. The Court decided in favor of the Company on 23 March 2011. Turk Telekom appealed the decision and the Company replied the appeal request. Appeal process is pending.

The Company filed an enforcement proceeding on 12 May 2011 against Turk Telekom to collect TL 11,511 (equivalent to $6,372 as at 30 June 2012) including principal amounting to TL 8,024 (equivalent of $4,442 as at 30 June 2012), overdue interest amounting to TL 2,343 (equivalent of $1,297 as at 30 June 2012) and late payment fee amounting to TL 1,144 (equivalent to $633 as at 30 June 2012) which has been collected by Turk Telekom within the period of March 2008 - March 2010 by pricing the calls started from the Company’s network and terminated at the numbers in form of “444 XX XX” which are assigned to the Company’s subscribers in accordance with special service call termination tariff. Turk Telekom objected the enforcement proceeding and the enforcement proceeding has been held. The Company filed a lawsuit for cancellation of objection on 13 September 2011 against Turk Telekom. The case is still pending.

Turk Telekom, filed thirteen enforcement proceedings to collect the total amount of TL 31,682 (equivalent to $17,538 as at 30 June 2012) composed of principle, overdue interest and delay fee which was unpaid by the Company because of the overly accrue by Turk Telekom for the calls terminated at the numbers in form of “444 XX XX” and videocall, data reconciliation and 118-32 service invoice costs for periods of April 2010-November 2011. The Company objected the enforcement proceedings. Turk Telekom filed six nullity of objection lawsuits for the six enforcement proceedings which were initiated for the period April 2010-April 2011, claiming the total amount of TL 17,752 (equivalent to $9,827 as at 30 June 2012) composed of principle, overdue interest and delay fee with enforcement proceeding denial compensation which is 40% of the receivable balance. Upon examination of three of the lawsuits, the First Instance Court decided to consolidate the lawsuits under the first lawsuit initiated by Turk Telekom. The lawsuits are still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2012 (31 December 2011: None).

On 7 December 2011, Turk Telekom initiated a lawsuit on the ground that the Company did not direct the calls in form of “444 XX XX” to Turk Telekom and terminated at its own network and requested  TL 1,000 (equivalent to $554 as at 30 June 2012) monetary compensation by reserving its right for surpluses. The lawsuit is pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Turk Telekom with respect to Volume-Based Discount Agreement

The Company and Turk Telekom have signed the “Volume-Based Discount Promotion for User with Low-Use Commitment Agreement”. However, Turk Telekom did not apply the discount for the period between January-April 2011. The Company filed a lawsuit on 23 February 2012 to collect TL 4,530 (equivalent to $2,508 as at 30 June 2012) including principal, overdue interest and delay fee which has been overly collected by Turk Telekom within the period of January-April 2011 in contravention of the rules of “Volume-Based Discount Promotion for User with Low-Use Commitment Agreement”. The case is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2012 (31 December 2011: None).

Dispute with MTN

In 2004, the Company was awarded Iran’s first private GSM license through an international tender. Subsequently the Company was barred from concluding its license arrangement, and Iran entered into a license agreement with the South Africa based operator MTN, instead of the Company. With respect to newly received information by the Company indicating that the signing of the license agreement with MTN instead of the Company was a consequence of MTN’s actions at that time. In light of the harm caused by MTN’s actions to both the Company and to its shareholders, the Company filed a lawsuit against MTN on 28 March 2012 seeking the compensation of such damages.

Considering extensive business dealings of both companies in the United States and due to the allegations that MTN breached rules of international law, the lawsuit has been filed in United States District Court for the District of Columbia.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2012 (31 December 2011: None).

Dispute with ICTA regarding annual radio utilization fees

The Company filed a lawsuit before ICC in April 2012, claiming that the Company is not obliged to pay treasury share and ICTA Fee in accordance with the 8th and 9th Articles of the Concession Agreement, respectively, on annual utilization fees deducted from the prepaid subscribers and return of overpaid TL 5,852 (equivalent to $3,239 as at 30 June 2012) treasury share for the period between August 2011 and February 2012. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2012 (31 December 2011: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

23.	Related parties

Transactions with key management personnel:

Key management personnel comprise the Group’s directors and key management executive officers.

As at 30 June 2012 and 31 December 2011, none of the Group’s directors and executive officers has outstanding personnel loans from the Group.

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel is $7,289, $6,121, $3,765 and $3,173 for the six and three months ended 30 June 2012 and 2011, respectively.

The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders.

Other related party transactions:
	30 June	31 December
Due from related parties – long term	2012	2011
T-Medya	407	43
Receivables from T-Medya consist of receivables based on rent agreements, accrued interests for outstanding balance and unpaid building expenses. Long term due from related parties is shown net of allowance for doubtful debts amounting to $4,254 as at 30 June 2012 (31 December 2011: $4,432).

Due from related parties – short term	30 June 2012	31 December 2011
A-Tel	14,410	19,246
Krea Icerik Hizmetleri ve Produksiyon AS (“Krea”) (*)	6,382	12,225
Megafon OJSC (“Megafon”)	2,643	1,728
Vimpelcom OJSC (“Vimpelcom”)	1,116	495
Kyivstar GSM JSC (“Kyivstar”)	831	910
Other	4,406	8,611
	29,788	43,215

Due from related parties short term is shown net of allowance for doubtful debts amounting to $22 as at 30 June 2012 (31 December 2011: $63).
(*)	The registered name of Digital Platform Teknoloji Hizmetleri AS was changed as Krea Icerik Hizmetleri ve Produksiyon AS (“Krea”) in February 2012.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

23.	Related parties (continued)

Due to related parties – short term	30 June 2012	31 December 2011
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	6,080	482
Hobim Bilgi Islem Hizmetleri AS (“Hobim”)	4,692	4,908
Intralot SA (“Intralot”)	1,239	1,946
Megafon	266	480
Other	4,526	6,766
	16,803	14,582

Substantially, majority of the significant due from related party balances is from Cukurova Group companies.

Due from A-Tel, a 50-50 joint venture of the Company and SDIF mainly, resulted from simcard and scratch card sales to this company.

Due from Krea, an investment of Cukurova Group, mainly resulted from receivables from call center revenues as of 30 June 2012.

Due from Megafon, whose shares are owned by one of the shareholders of the Company, resulted from call termination and international traffic carriage services rendered to this company.

Due from Vimpelcom, whose shares are owned by one of the shareholders of the Company, resulted from call termination and international traffic carriage services rendered to this company.

Due from Kyivstar, whose shares are owned by one of the shareholders of the Company, mainly resulted from call termination and international traffic carriage services rendered to this company.

Due to KVK Teknoloji, a company whose majority shares are owned by Cukurova Group resulted from the payables for sales commissions and terminal purchases.

Due to Hobim, a company whose majority shares are owned by Cukurova Group resulted from the scratch card and invoice printing services and archiving of invoices and subscription documents services rendered by this company.

Due to Intralot, a company incorporated under the laws of Greece and is the shareholder of Inteltek, a subsidiary of the Group. The Group purchases game software and maintenance services.

Due to Megafon, a company owned by one of the shareholders of the Group, resulted from interconnection services.

The Group’s exposure to currency risk related to due from / (due to) related parties is disclosed in Note 20.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

23.	Related parties (continued)

Transactions with related parties

Intragroup transactions that have been eliminated are not recognized as related party transaction in the following table:

	Six months ended		Three months ended
Revenues from related parties	30 June 2012	30 June 2011	30 June 2012	30 June 2011
Sales to KVK Teknoloji
Simcard and prepaid card sales	191,105	224,784	100,761	118,609
Sales to Kyivstar
Telecommunications services	21,941	21,247	11,808	10,689
Sales to Krea
Call center revenues and interest charges	6,755	12,792	2,038	6,256
Sales to A-Tel
Simcard and prepaid card sales	2,987	7,751	1,783	3,224
Sales to Millenicom
Telecommunications services	1,894	1,345	991	725
Sales to TeliaSonera International
Telecommunications services	1,877	1,054	1,478	239
Sales to CJSC Ukrainian Radiosystems
Telecommunications services	397	1,005	89	555
Finance income from SCM
Interest income	-	2,161	-	1,090
	Six months ended		Three months ended
Related party expenses	30 June 2012	30 June 2011	30 June 2012	30 June 2011
Charges from Kyivstar
Telecommunications services	18,565	18,167	9,848	11,025
Charges from KVK Teknoloji
Dealer activation fees and others	12,314	8,922	5,806	4,136
Charges from A-Tel (*)
Dealer activation fees and others	11,608	13,631	5,719	7,141
Charges from Hobim
Invoicing and archiving services	11,538	12,028	6,005	6,400
Charges from Krea
Digital broadcasting services	5,655	2,361	2,806	319
Charges from TeliaSonera International
Telecommunications services	2,151	2,485	1,224	1,325
Charges from Millenicom
Telecommunications services	1,929	1,008	949	637
Charged from CJSC Ukrainian Radiosystems
Telecommunications services	604	3,442	317	3,077

(*) Charges from A-Tel have been eliminated to the extent of the Company’s interest in A-Tel for the six and three months ended 30 June 2012 and 2011 amounting to $11,608, $13,631, $5,719 and $7,141, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

23.	Related parties (continued)

Transactions with related parties (continued)

The significant agreements are as follows:

Agreements with KVK Teknoloji:

KVK Teknoloji, incorporated on 23 October 2002, one of the Company’s principal simcard distributors, is a Turkish company, which is affiliated with some of the Company's shareholders. In addition to sales of simcards and scratch cards, the Company has entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for the Company’s services in newspapers. The objective of these agreements is to promote and increase handset sales with the Company's prepaid and postpaid brand simcards, thereby supporting the protection of the Company’s market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total advertisement benefit received, reflected in the Company’s market share in new subscriber acquisitions. Distributors’ campaign projects and market share also contributed to the budget allocation. The selling prices for simcard and scratch card sales to KVK Teknoloji do not differ from the selling prices to other distributors.

The amount of handset sales to the subscribers of the Company performed by KVK Teknoloji for the six months ended 30 June 2012 is TL 228,158 (equivalent to $126,298 as at 30 June 2012) which is paid to KVK Teknoloji in advance in accordance with certain commitment arrangements and collected from the subscribers throughout the campaign period (30 June 2011: TL 155,246 (equivalent to $95,231 as at 30 June 2011)).

KVK also provides technical services for the above mentioned handsets provided to subscribers through annual contract.

Agreements with Kyivstar:

Alfa Group, a minor shareholder of the Company, holds the majority shares of Kyivstar. call termination and international traffic carriage services are received from Kyivstar.

Agreements with Krea:

Krea, a direct-to-home digital television service company under the Digiturk brand name, is a subsidiary of one of the Company’s principal shareholders, Cukurova Group. Krea acquired the broadcasting rights for Turkish Super Football League by the tender held on 15 July 2004, until 31 May 2008 and the broadcasting rights were extended until 31 May 2010 with a new agreement dated 5 May 2005.

The Company and Krea signed an agreement on 26 October 2011 regarding Krea providing live content or clips related to Spor Toto Super League and other subjects to the Company to be delivered to mobile telephones and tablet pcs having SIM Card compatibility.

On 1 December 2011, “Maraton Sponsorship Agreement” was signed between Krea and the Company regarding to the Company’s advertisement rights on the television programme “Maraton” which is broadcasted on Digiturk Channel “LIG TV” (valid between 1 September 2011 – 20 May 2012).

The Company also has an agreement for call center services provided by the Company's subsidiary Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri AS (“Turkcell Global Bilgi”).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

23.	Related parties (continued)

Transactions with related parties (continued)

Agreements with Krea (continued):

On 1 March 2012, “Restructuring Framework Agreement Related to 2011 Outstanding Debt” was signed between Krea and Turkcell Global Bilgi. Within the framework of the agreement, Krea will pay its liabilities and interest to Turkcell Global Bilgi until 30 August 2012 partially in cash and partially netted off from payables of the Company to Krea. On 21 May 2012, additional “Restructuring Framework Agreement related to January 2012 and February 2012 services” was signed between Krea and Turkcell Global Bilgi. Within the framework of the agreement, Krea will pay its related liabilities in two equal parts on 30 August 2012 and 30 September 2012.

Agreements with A-Tel:

A-Tel is involved in the marketing, selling and distributing the Company’s prepaid systems. A-Tel is a 50-50 joint venture of the Company and SDIF. A-Tel acts as the only dealer of the Company for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. In addition to the sales of simcards and scratch cards through an extensive network of newspaper kiosks located throughout Turkey, the Company has entered into several agreements with A-Tel for sales campaigns and subscriber activations.

On 31 January 2012, the Company notified SDIF, which holds 50% of the shares of A-Tel, that the service provider agreement between the Company and A-Tel will be annulled effective from 1 August 2012. The negotiation process is still continuing.

Agreements with Millenicom:

European Telecommunications Holding AG (“ETH”), a subsidiary of Cukurova Group, holds the majority shares of Millenicom. Millenicom is rendering and receiving call termination and international traffic carriage services.

Agreements with Teliasonera International:

Teliasonera International is the mobile operator that provides telecommunication services in the Nordic and Baltic countries. Teliasonera International is rendering and receiving call termination and international traffic carriage services.

Agreements with CJSC Ukrainian Radiosystem:

CJSC Ukrainian Radiosystems owned by Vimpelcom provides mobile communications services is rendering and receiving call termination and international traffic carriage services.

Agreements with Hobim:

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by Cukurova Group. The Company has entered into invoice printing and archiving agreements with Hobim under which Hobim provides the Company with scratch card printing services, monthly invoice printing services, manages archiving of invoices and subscription documents for an indefinite period of time. The prices of the contracts are determined through alternative proposals’ evaluation.

The amount of simcard purchases from Hobim for the six months ended 30 June 2012 is $327 (30 June 2011: $527).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

23.	Related parties (continued)

Legal restrictions on related party transactions

Conservatory attachments placed by SDIF against Cukurova Holding AS

As per the notification of the Besiktas Taxation Authority received on 13 May 2011, the Company has been informed that a decision of the provisional seizure has been taken due to the debts of Çukurova Holding AS to the taxation authority. Within this context, the provisional seizure in the amount of TL 1,249,926 (equivalent of $691,905 as at 30 June 2012) was applied to Cukurova Holding AS’s registered assets, rights and receivables pertaining to the Company (including attendance fee and dividend). With regards to the respective notification, provisional seizure had been recorded on the corresponding shares and receivables. However, on 12 April 2012, Besiktas Taxation Authority notified the Company that the seizure has been lifted. The Company lifted the provisional seizure on receivables accordingly.

As per the notification of the Large Taxpayers Office received on 16 May 2011, the Company had been informed that a provisional seizure in the amount of TL 450,000 (equivalent of $249,100 as at 30 June 2012) was applied to Çukurova Holding AS’s registered assets, rights and receivables pertaining to the Company (including attendance fee and dividend). With regards to the respective notification, provisional seizure had been recorded on the corresponding shares and receivables. On 6 April 2012, Large Taxpayers Office notified the Company that the debt repayment has been made. Therefore, the provisional seizure on receivables in the aforementioned amount lifted.

Conservatory attachments placed by Erol Aksoy and Avrupa and Amerika Holding AS against Cukurova Holding AS

As per the notification of Kadıkoy 8th Directorate of Execution received on 30 April 2012, the Company has been informed about the provisional seizure decision taken due to the debts of Çukurova Holding AS and Mehmet Emin Karamehmet to Erol Aksoy and Avrupa and Amerika Holding AS. Within this context, the provisional seizure with an amount of TL 68,065 (equivalent of $37,678 as at 30 June 2012) is to be applied to Cukurova Holding AS and Mehmet Emin Karamehmet’s registered assets, rights and receivables (including attendance fee and dividend rights) pertaining to the Company.

Conservatory attachments placed by Sonera Holding BV against Cukurova Holding AS in Holland

Sonera Holding B.V. placed a conservatory attachment on all the goods, amounts and receivables due to Cukurova Holding AS by the Dutch subsidiaries of Turkcell, in specific on any intercompany receivables that Cukurova Holding AS may have against these companies or which may arise in the future resulting from an existing legal relation, in order to secure and obtain payment from Cukurova Holding AS of an amount of $1,030,400, which refers to the claim amount of Sonera Holding B.V. against Cukurova Holding AS pursuant to the arbitral award rendered by the ICC International Court of Arbitration.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six and three months ended 30 June 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

24.	Group entities

The Group’s parent company is Turkcell. Subsidiaries of the Company as at 30 June 2012 and 31 December 2011 are as follows:

			Effective Ownership Interest

Subsidiaries	Country of		30 June	31 December
Name	Incorporation	Business	2012 (%)	2011 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Global Bilgi	Turkey	Customer relations management	100	100
Turktell Bilisim Servisleri AS	Turkey	Information technology, value added GSM services investments	100	100
Turkcell Superonline *	Turkey	Telecommunications	100	100
Turktell Uluslararasi Yatırım Holding AS	Turkey	Telecommunications investments	100	100
Turkcell Kurumsal Satıs ve Dagıtım Hizmetleri AS	Turkey	Telecommunications	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji Arastirma ve Gelistirme AS	Turkey	Research and Development	100	100
Kule Hizmet ve Isletmecilik AS	Turkey	Telecommunications infrastructure business	100	100
Turkcell Interaktif Dijital Platform ve Icerik Hizmetleri AS **	Turkey	Radio and television broadcasting	100	100
Financell	Netherlands	Financing business	100	100
Rehberlik Hizmetleri AS	Turkey	Telecommunications	100	100
Beltur BV	Netherlands	Telecommunications investments	100	100
Surtur BV	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul Hizmetleri AS	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
Global FLLC	Republic of Belarus	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Talih Kusu Altyapi Hizmetleri AS	Turkey	Telecommunications investments	100	100
Turkcell Europe GmbH	Germany	Telecommunications	100	100
Corbuss Kurumsal Telekom Servis Hizmetleri AS	Turkey	GSM services	99	99
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Fizy Iletisim AS	Turkey	Music and video broadcasting	70	70
Inteltek	Turkey	Betting business	55	55
Euroasia	Netherlands	Telecommunications	55	55
Astelit	Ukraine	Telecommunications	55	55
Azerinteltek	Azerbaijan	Betting Business	28	28

*	Global Iletisim has been merged into Turkcell Superonline on 30 March 2012.
**	The registered name of the entity was changed from Sans Oyunlari Yatirim Holding AS to Turkcell Interaktif Dijital Platform ve Icerik Hizmetleri AS in May 2012.

25.	Subsequent events
None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 26, 2012	By:	/s/ Koray Öztürkler
Name: Koray Öztürkler
Title: Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 26, 2012	By:	/s/ Nihat Narin
Name: Nihat Narin
Title: Investor & Int. Media Relations – Division Head